21 July 2010

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America



Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated 30 June 2010, 6 July 2010 and 20 July 2010 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

dw 7/26



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

EXTRAORDINARY GENERAL MEETING
PROXY FORM

Form of proxy for use by shareholders at the extraordinary general meeting (the "Meeting") of New World Development Company Limited (the "Company") to be held at Meeting Room S421 (Harbour Road Entrance), Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 20 July 2010 at 11:30 a.m. (or any adjournment thereof)

I/We, [(1)] ______________________________

of ______________________________

being the registered holder(s) of [(2)] ____________ ordinary shares of HK$1.00 each in the capital of the Company,

HEREBY APPOINT the chairman of the Meeting or [(3)] ______________________________

of ______________________________

or failing him, ______________________________

of ______________________________

as my/our proxy to act for me/us at the Meeting (or at any adjournment thereof) to be held at Meeting Room S421 (Harbour Road Entrance), Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 20 July 2010 at 11:30 a.m., for the purpose of considering and, if thought fit, passing the resolution set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolution as indicated below or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	FOR [(4)]	AGAINST [(4)]
To consider and approve the Disposal (as defined in the circular of the Company dated 2 July 2010 (the "**Circular**")) pursuant to the terms and conditions of the SP Agreements (as defined in the Circular) and all the transactions contemplated thereunder. [(5)]		

Dated ____________ 2010 Shareholder's signature [(6)] ____________

Notes:

(1) Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint registered holders, the names of all joint registered holders should be stated.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than the chairman is preferred, strike out "the chairman of the Meeting or" and insert the name and address of the desired proxy in the space provided. ANY ALTERATION MADE TO THIS FORM MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

(4) If you wish to vote for the resolution set out above, please tick ("✓") the box marked "For". If you wish to vote against the resolution, please tick ("✓") the box marked "Against". If the form returned is duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his discretion in respect of the resolution. A proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that set out in the notice convening the Meeting.

(5) The full text of the resolution appears in the notice of the Meeting incorporated in the Circular.

(6) This form of proxy must be signed by the member or his attorney duly authorised in writing, or, if the appointor is a corporation, it must be executed under its seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

(7) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (who must be individuals) to attend and, on a poll, vote on his behalf. A proxy need not be a member. In the case of joint registered holders, if more than one of such joint registered holders be present, personally or by proxy, one of the persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company.

(8) In order to be valid, this form of proxy must be completed and deposited with the Company's share registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof). Completion and return of the proxy will not preclude any member from attending and voting in person at the Meeting (or any adjournment thereof). In the event that you attend the Meeting after having lodged this form of proxy, the form of proxy will be deemed to have been revoked.



新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(stock code: 0017)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of New World Development Company Limited (the "Company") will be held at Meeting Room S421 (Harbour Road Entrance), Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 20 July 2010 at 11:30 a.m. for the purpose of considering and, if thought fit, with or without amendments, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT

(a) the Disposal (as defined in the circular of the Company dated 2 July 2010 (the "**Circular**") despatched to the shareholders of the Company of which this notice forming part) pursuant to the terms and conditions of the SP Agreements (as defined in the Circular) together with all the transactions contemplated thereby be and are hereby confirmed, ratified and approved;

(b) the directors of the Company (the "**Directors**") be and are hereby authorised, for and on behalf of the Company, to take all steps necessary, desirable or expedient in their opinion to implement and/ or give effect to the Disposal and all transactions contemplated thereunder in accordance with the terms and conditions of the SP Agreements and all other matters incidental thereto or in connection therewith; and

(c) the Directors be and are hereby authorised, for and on behalf of the Company, to execute all such other documents, instruments and agreements and to do all such acts or things deemed by them to be incidental to, ancillary to or in connection with the matters contemplated under the SP Agreements and to make such variation, amendment and waiver of any matters relating thereto or in connection therewith which in the opinion of the Directors is not of a material nature and is in the interests of the Company."

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 2 July 2010

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's share registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the meeting or any adjournment thereof (as the case may be).

3. Delivery of an instrument appointing a proxy should not preclude member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. In the case of joint holders of a share, any one of such joint holders may vote at the above meeting, either in person or by proxy, in respect of such share as if he/she/it were solely entitled thereto. If more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. Voting on the above resolution will be taken by poll.

6. The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

7. As at the date of this notice: (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code股份代號: 0017)

2 July 2010

Dear Non-Registered Holder of securities of the Company

Notification of publication of circular in relation to Discloseable and Connected Transactions: Management Buyout – Disposal of the Disposal Group (the "Circular") on the Company's website

We hereby notify you that the Circular of the Company, in both English and Chinese, is now available on the Company's website at www.nwd.com.hk.

You may access the Circular by clicking "Announcement" under "For Investors" section of the Company's website.

If you wish to receive a printed copy of the Circular, you can complete the enclosed Request Form on the reverse of this notification and return it to the Company's registrar in Hong Kong, Tricor Tengis Limited, by post using the mailing label provided. The printed copy of the Circular will be sent to you free of charge upon receipt of your request.

Please note that by completing and returning the Request Form to request for the printed copy of the Circular, you will expressly indicate that you prefer to receive all future Corporate Communications of the Company in printed form.

Should you have any queries relating to this notification, please contact Customer Service Hotline of Tricor Tengis Limited at (852) 2980 1333 from 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays).

Yours faithfully,
For and on behalf of
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

致本公司證券的非登記持有人

於本公司網站刊發有關須予披露及關連交易：管理層收購 – 出售集團之出售通函(「通函」)的通知

我司現謹通知 閣下，本公司之通函的英文本及中文本，現已登載於本公司網站www.nwd.com.hk。

請於本公司網站內的「投資界」項目內按「通告」以閱覽及接收通函。

倘 閣下擬收取通函的印刷本，可填妥本通知背面之申請表格及利用郵寄標籤寄回本公司之股份過戶登記處 – 卓佳登捷時有限公司。通函的印刷本將免費發送予 閣下。

請注意，當 閣下填寫及寄回申請表格以索取通函的印刷本後，即表示 閣下確認擬收取本公司日後刊發的所有公司通訊的印刷本。

倘 閣下對本通知有任何查詢，請於星期一至星期五(公眾假期除外)上午9時至下午5時致電卓佳登捷時有限公司客戶服務熱綫，電話號碼為(852) 2980 1333。

代表
新世界發展有限公司
梁志堅
公司秘書
謹啟

2010年7月2日

REQUEST FORM 申請表格

To: **New World Development Company Limited (the "Company")**
c/o Tricor Tengis Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Wanchai, Hong Kong

致：**新世界發展有限公司(「公司」)**
卓佳登捷時有限公司轉交
香港灣仔皇后大道東二十八號
金鐘匯中心二十六樓

I/We would like to receive the printed copy of circular in relation to Discloseable and Connected Transactions: Management Buyout – Disposal of the Disposal Group (the "Circular) and all future Corporate Communications of the Company in printed form.
本人／吾等要求索取有關須予披露及關連交易：管理層收購 – 出售集團之出售通函(「通函」)及 貴公司日後刊發的所有公司通訊的印刷本。

Signature 簽名：______________________ Date 日期：______________________

Name 姓名：______________________(English英文) ______________________(Chinese中文)
(in block letters 以正楷填寫)

Contact Phone Number 聯絡電話：______________________

Notes 註：

1. Corporate Communications refer to any document issued or to be issued by the Company for information or action of holders of securities of the Company, including but not limited to annual report, interim report, notice of meeting, listing document, circular and proxy form.
公司通訊指由公司發出或將予發出以供公司證券持有人參照或採取行動的任何文件，其中包括但不限於年報、中期報告、會議通告、上市文件、通函及代表委任表格。

2. By completing and returning this Request Form to request for the printed copy of the Circular, you have expressly indicated that you prefer to receive all future Corporate Communications of the Company in printed form.
當 閣下填寫及寄回申請表格以索取通函的印刷本後，即表示 閣下確認擬收取公司日後刊發的所有公司通訊的印刷本。

(Please cut along the dotted line 請沿虛線剪下)

- - ✂ -

Please cut the mailing label and stick this on an envelope to return this Request Form to us.
No postage stamp is required for local mailing

當 閣下寄回此申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票

Mailing Label 郵寄標籤

Tricor Tengis Limited
卓佳登捷時有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港
New World Development (17)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other appropriate professional adviser.

If you have sold or transferred all your shares in **New World Development Company Limited**, you should at once hand this Circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer, registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

DISCLOSEABLE AND CONNECTED TRANSACTIONS: MANAGEMENT BUYOUT – DISPOSAL OF THE DISPOSAL GROUP AND NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of the Company

Access Capital

Access Capital Limited

A letter from the Board is set out on pages 6 to 21 of this Circular. A letter from the Independent Board Committee is set out on page 22 of this Circular. A letter from Access Capital containing its advice to the Independent Board Committee and the Independent Shareholders of the Company is set out on pages 23 to 45 of this Circular.

A notice convening the EGM to be held at Meeting Room S421 (Harbour Road Entrance), Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 20 July 2010, at 11.30 a.m. is set out on pages 61 and 62 of this Circular.

Whether or not you are able to attend the EGM in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and deposit it with the Company's share registrar, Tricor Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.

2 July 2010

CONTENTS

In this Circular, the following expressions have the meanings set out below unless the context otherwise requires:

"Access Capital"	Access Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO, and the independent financial adviser to the Independent Board Committee and the Independent Shareholders of the Company in respect of the Disposal
"Adjusted Consideration Settlement Date"	the seventh business day after completion of the audit of the completion accounts of Group A (in respect of the Group A SP Agreement) or Group B (in respect of the Group B SP Agreement) by the auditor
"Adjusted NAV"	in respect of each of Group A and Group B, its unaudited consolidated net asset value as at 31 March 2010 (HK$240.5 million and HK$328.0 million in respect of Group A and Group B respectively) after deducting therefrom the dividends declared prior to the date of the relevant SP Agreement
"Announcement"	the announcement dated 11 June 2010 jointly issued by the Company and NWS in relation to the Disposal
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Bank Guarantee(s)"	the guarantee(s) and performance bond(s) or documents of similar nature provided by member(s) of the NWS Group for securing the granting of any banking or other facilities to member(s) of the relevant Disposal Group
"Board"	the board of Directors
"Circular"	this circular, including the appendix hereto
"Company" or "NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the main board of the Stock Exchange (stock code: 0017) and the holding company of NWS
"Completion"	completion of the relevant SP Agreement

"Completion Accounts Date"	the last day of the calendar month immediately preceding the date of the NWS SGM if the date of the NWS SGM is otherwise than on the last day of a calendar month (or such other date as are mutually agreed by the Vendor and the Purchaser)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"Director(s)"	the director(s) of the Company
"Disposal"	collectively, the Group A Disposal and the Group B Disposal
"Disposal Companies"	all or any of the Group A Companies and the Group B Companies
"Disposal Group"	all or any of Group A and Group B and "members of the Disposal Group" shall be construed accordingly
"EGM"	the extraordinary general meeting of the Company to be held for the purpose of considering and, if thought fit, approving, among other matters, the Disposal
"Group" or "NWD Group"	the Company and its subsidiaries (including the NWS Group) from time to time
"Group A"	the Group A Companies and the Group A Members collectively and "members of Group A" shall be construed accordingly
"Group B"	the Group B Companies and the Group B Members collectively (and "members of Group B" shall be construed accordingly), the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong of the NWS Group
"Group A Companies"	(1) NWS Facility Services Limited; (2) Building Material Supplies Limited; (3) Clever Basis Limited; (4) New World Risk Management (L) Limited; and (5) NWS International Insurance Limited collectively
"Group B Companies"	(1) NWS Engineering Group Limited; (2) Elite Master Holdings Limited; and (3) Waihong Cleaning Limited collectively
"Group A Disposal"	the proposed disposal of the Group A Sale Shares under the Group A SP Agreement and the performance of the transactions contemplated thereunder

"Group B Disposal"	the proposed disposal of the Group B Sale Shares, the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong of the NWS Group under the Group B SP Agreement and the performance of the transactions contemplated thereunder
"Group A Members"	the companies which are to be held, whether directly or indirectly, by the Group A Companies upon Completion of the Group A SP Agreement after completion of the reorganisation by NWS
"Group B Members"	the companies which are to be held, whether directly or indirectly, by the Group B Companies upon Completion of the Group B SP Agreement after completion of the reorganisation by NWS
"Group A Sale Shares"	the entire issued share capital of each of the Group A Companies to be sold under the Group A Disposal which carry with them all dividends or distribution which may be paid, declared or made in respect of them on or after the Completion Accounts Date
"Group B Sale Shares"	the entire issued share capital of each of the Group B Companies to be sold under the Group B Disposal which carry with them all dividends or distribution which may be paid, declared or made in respect of them on or after the Completion Accounts Date
"Group A SP Agreement"	the conditional sale and purchase agreement dated 11 June 2010 entered into by the Vendor as vendor, the Purchaser as purchaser, Mr. Doo and Mr. Wong as warrantors in relation to the Group A Disposal
"Group B SP Agreement"	the conditional sale and purchase agreement dated 11 June 2010 entered into by the Vendor as vendor, the Purchaser as purchaser, Mr. Doo and Mr. Wong as warrantors in relation to the Group B Disposal
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the Board, which comprises Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson, Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John, established to advise the Independent Shareholders of the Company with regard to the Group A Disposal and the Group B Disposal

"Independent Shareholder(s)"	in respect of each of the Company and NWS, its shareholders, other than the Purchaser, Mr. Doo, Mr. Wong and their respective associates, who do not have any material interest in the Disposal
"Latest Practicable Date"	25 June 2010, being the latest practicable date prior to the printing of the Circular for ascertaining certain information contained in the Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	12:00 noon on 30 September 2010 in respect of the Group A SP Agreement and 12:00 noon on 31 July 2011 in respect of the Group B SP Agreement (or such later date as the parties to the relevant SP Agreement may agree in writing)
"Macau"	the Macau Special Administrative Region of the PRC
"Mr. Doo"	Mr. Doo Wai-Hoi, William, a non-executive NWS Director and the director of certain subsidiaries of the Company and NWS. He is also the beneficial owner of several corporate substantial shareholders of certain subsidiaries of the Company. Mr. Doo is the son-in-law of Dato' Dr. Cheng Yu-Tung (an executive Director), the brother-in-law of Dr. Cheng Kar-Shun, Henry (an executive Director and an executive NWS Director) and Mr. Cheng Kar-Shing, Peter (a non-executive Director), the uncle of Mr. Cheng Chi-Kong, Adrian (an executive Director), Mr. Cheng Chi-Ming, Brian (an executive NWS Director) and Mr. Cheng Chi-Heng (an executive Director) and the father of Mr. William Junior Guilherme Doo (an executive NWS Director)
"Mr. Wong"	Mr. Wong Kwok-Kin, Andrew, an executive NWS Director
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the issued shares of which are listed on the main board of the Stock Exchange (stock code: 659) and beneficially owned as to approximately 58.9% by the Group as at the Latest Practicable Date
"NWS Board"	the board of NWS Directors
"NWS Director(s)"	the director(s) of NWS
"NWS Group"	NWS and its subsidiaries from time to time

"NWS SGM"	the special general meeting of NWS to be held for the purpose of considering and, if thought fit, approving, among other matters, the Disposal
"NWSE(PRC)"	新創機電工程有限公司 (NWS Engineering Ltd.), a company established in the PRC and a subsidiary of NWS
"PRC"	the People's Republic of China (for the purpose of this Circular, excluding Hong Kong, Macau and Taiwan)
"Purchaser"	Fung Seng Enterprises Limited, a company incorporated in Hong Kong which is beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Charge"	a share charge creating a first fixed charge over the entire issued share capital of the Purchaser to be executed by the shareholders of the Purchaser in favour of the Vendor to secure the obligations and liabilities of the Purchaser under the Group A SP Agreement and the Group B SP Agreement
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s)
"SP Agreement(s)"	all or any of the Group A SP Agreement and the Group B SP Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	NWS Service Management Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of NWS
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollar, the lawful currency of the United States of America
"%"	per cent.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

Registered office:
30th Floor
New World Tower
18 Queen's Road Central
Hong Kong

2 July 2010

To the Shareholders and, for information purpose only,
the holders of the outstanding share options of the Company

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS:
MANAGEMENT BUYOUT – DISPOSAL OF THE DISPOSAL GROUP

On 11 June 2010, the Company and NWS jointly announced that the Vendor, the Purchaser, Mr. Doo and Mr. Wong have entered into the Group A SP Agreement and the Group B SP Agreement in respect of the Group A Disposal and the Group B Disposal respectively.

The Disposal is a management buyout as the Disposal Group will be disposed of to the Purchaser which is partially owned by Mr. Wong who is the existing management of the companies in the Disposal Group. Mr. Wong will tender his resignation as an executive NWS Director after the Completion of the Group A SP Agreement.

The purpose of this Circular is to give you further details regarding, among others, further information on the Disposal, the advice of the Independent Board Committee to the Independent Shareholders of the Company and the advice from Access Capital to the Independent Board Committee and the Independent Shareholders of the Company and to give you notice of the EGM.

THE GROUP A DISPOSAL

Date of the Group A SP Agreement

11 June 2010

Parties

Vendor	:	the Vendor (a subsidiary of each of the Company and NWS)
Purchaser	:	the Purchaser (a limited liability company beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively)
Warrantors	:	Mr. Doo and Mr. Wong

Assets to be disposed of under the Group A SP Agreement

As part of the corporate strategy of the NWS Group to consolidate and dispose of certain of its non-core businesses including (a) laundry and landscaping; (b) security and guarding; (c) trading of building materials; (d) senior residents' home; and (e) insurance brokerage, the Group A Sale Shares, representing the entire issued share capital of each of the Group A Companies, will be sold to the Purchaser under the Group A SP Agreement.

Consideration for the Group A Disposal

The consideration for the Group A Disposal is HK$445.9 million, which is to be paid by the Purchaser to the Vendor in the following manner:

(1) HK$44.59 million, being 10% of the consideration for the Group A Disposal, was paid on the date of signing of the Group A SP Agreement; and

(2) the remaining balance of the consideration for the Group A Disposal is to be paid on the date of Completion of the Group A SP Agreement.

The consideration for the Group A Disposal was determined after arm's length negotiations between the Vendor and the Purchaser with reference to the Adjusted NAV of Group A of approximately HK$235.5 million.

Adjustment to consideration for the Group A Disposal

The consideration for the Group A Disposal is to be reduced by an amount equal to the amount of the audited consolidated net asset value of Group A (including any undistributed profits) as at the Completion Accounts Date which is less than the Adjusted NAV of Group A and on the Adjusted Consideration Settlement Date, the Vendor shall refund to the Purchaser such amount to be deducted.

The consideration for the Group A Disposal is to be increased by an amount equal to the amount of the audited consolidated net asset value of Group A (including any undistributed profits) as at the Completion Accounts Date which is in excess of the Adjusted NAV of Group A and on the Adjusted Consideration Settlement Date, the Purchaser shall pay to the Vendor such amount in excess.

Conditions precedent to Completion of the Group A SP Agreement

Completion of the Group A SP Agreement is conditional upon:

(1) the Company and NWS having obtained the approval of their respective Independent Shareholders to the Group A SP Agreement and the transaction contemplated thereunder at the EGM and the NWS SGM respectively;

(2) completion of reorganisation by NWS such that Group A shall comprise the Group A Companies and the Group A Members only; and

(3) (if necessary) each of the Company and NWS having obtained all necessary approvals, consents or waivers (as appropriate) as are required under the Listing Rules or other applicable regulations from the Stock Exchange or any other regulators in respect of the entering into and performance of the Group A SP Agreement.

If the above conditions precedent cannot be fulfilled by the Long Stop Date, all rights and obligations of the parties under the Group A SP Agreement shall cease and terminate and the Vendor shall refund all deposit paid under the Group A SP Agreement to the Purchaser without interest forthwith.

Completion of the Group A SP Agreement

Completion of the Group A SP Agreement shall take place on the fifth business day next following the day of fulfillment of all of the above conditions precedent (or such later date as the parties to the Group A SP Agreement may agree).

Upon Completion of the Group A SP Agreement, the Company and NWS will cease to have any equity interest in all the Group A Companies and the Group A Members and all of them will cease to be subsidiaries (if they are so prior to Completion of the Group A SP Agreement) of the Company and NWS.

It is contemplated that Mr. Wong will tender his resignation as an executive NWS Director after the Completion of the Group A SP Agreement.

Undertakings by Mr. Doo, Mr. Wong and the Purchaser

Each of Mr. Doo and Mr. Wong has in the Group A SP Agreement undertaken with the Vendor that he shall not, and shall use his best endeavours to procure that none of his associates, companies controlled by him, any nominee or trustee holding in trust for him and the holding company (whether immediate or intermediate) of the Purchaser shall sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase,

grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same) any of his interest (whether direct or indirect) in the Purchaser within a period of four years from the date of Completion of the Group A SP Agreement provided that none of the restrictions shall apply to (1) the sale, transfer or otherwise disposal of his interest (whether direct or indirect) in the Purchaser to his own family members or between Mr. Doo and Mr. Wong; and (2) the issue and/or transfer of shares in the Purchaser by the Purchaser, Mr. Doo and/or Mr. Wong to the senior management of members of Group A and Group B in aggregate number of not exceeding 10% of the total number of issued shares of the Purchaser as at the date of Completion of the Group A SP Agreement within that four-year period.

The Purchaser has in the Group A SP Agreement undertaken with the Vendor, among other matters, the following:

(1) unless otherwise agreed by the Vendor in writing, the Purchaser shall not, and shall use its best endeavours to procure that none of its associates, companies controlled by it, any nominee or trustee holding in trust for it and the holding company (whether immediate or intermediate) of any Major Subsidiary (as defined below) shall encumber, sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same), other than for the purpose of intra-group transfer among members of Group A, any interests (whether direct or indirect) in any Major Subsidiary (i.e. a subsidiary where the value of its total assets, profits or revenue represents 10% or more under any of the percentage ratios as defined under Rule 14.07 of the Listing Rules) of Group A and Group B within four years from the date of Completion of the Group A SP Agreement; and

(2) use its reasonable endeavours and within a period of one year from the date of Completion of the Group A SP Agreement, not to dismiss any employee of Group A save (a) in circumstances where the Purchaser or the respective members of Group A is entitled to summarily dismiss that person pursuant to the terms of the relevant employment contract with that person or under the applicable laws by which such employment is governed; (b) upon expiry (including expiry without any right of renewal) or termination (including early termination) of the service contract for which

the relevant employee is working; or (c) when the services to be provided under the service contract for which the relevant employee is working is scaled down or incapable of being performed or no longer required by the employer of the service contract.

THE GROUP B DISPOSAL

Date of the Group B SP Agreement

11 June 2010

Parties

Vendor	:	the Vendor (a subsidiary of each of the Company and NWS)
Purchaser	:	the Purchaser (a limited liability company beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively)
Warrantors	:	Mr. Doo and Mr. Wong

Assets to be disposed of under the Group B SP Agreement

As part of the corporate strategy of the NWS Group to consolidate and dispose of certain of its non-core businesses including (a) property management in Hong Kong; (b) cleaning; and (c) electrical and mechanical engineering, the Group B Sale Shares, representing the entire issued share capital of each of the Group B Companies, the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong together with the entire economic risk and benefit for the operation of such property management contracts will be sold to the Purchaser subject to and upon the terms and conditions contained in the Group B SP Agreement.

Consideration for the Group B Disposal

The consideration for the Group B Disposal is HK$442.6 million, which is to be paid by the Purchaser to the Vendor in the following manner:

(1) HK$44.26 million, being 10% of the consideration for the Group B Disposal, was paid on the date of signing of the Group B SP Agreement;

(2) HK$309.82 million, being 70% of the consideration (the "**Further Deposit**") for the Group B Disposal shall be paid within five business days after obtaining of Independent Shareholders' approval of both the Company and NWS to the Group B SP Agreement and the transaction contemplated thereunder; and

(3) the remaining balance of the consideration for Group B Disposal is to be paid on the date of Completion of the Group B SP Agreement.

The consideration for the Group B Disposal was determined after arm's length negotiations between the Vendor and the Purchaser with reference to the Adjusted NAV of Group B of approximately HK$298.0 million.

Adjustment to consideration for the Group B Disposal

The consideration for the Group B Disposal is to be reduced by an amount equal to the amount of the audited net asset value of Group B (including any undistributed profits) as at the Completion Accounts Date which is less than the Adjusted NAV of Group B and on the Adjusted Consideration Settlement Date, the Vendor shall refund to the Purchaser such amount to be deducted.

The consideration for the Group B Disposal is to be increased by an amount equal to the amount of the audited net asset value of Group B (including any undistributed profits) as at the Completion Accounts Date which is in excess of the Adjusted NAV of Group B and on the Adjusted Consideration Settlement Date, the Purchaser shall pay to the Vendor such amount in excess.

Conditions precedent to Completion of the Group B SP Agreement

Completion of the Group B SP Agreement by the Vendor is conditional upon:

(1) the Company and NWS having obtained the approval of their respective Independent Shareholders to the Group B SP Agreement and the transaction contemplated thereunder at the EGM and the NWS SGM respectively;

(2) completion of the Group A SP Agreement;

(3) completion of reorganisation by NWS such that Group B shall comprise the Group B Companies and the Group B Members only and the reorganisation of NWSE(PRC) as further described in the sub-paragraph headed "The Reorganisation" below in full compliance of the applicable laws, rules and regulations;

(4) the Vendor obtaining the full and unconditional release and discharge of the performance guarantees given by a member of the NWS Group in favour of third parties guaranteeing the performance and discharge of obligations and liabilities of certain members of Group B; and

(5) (if necessary) each of the Company and NWS having obtained all necessary approvals, consents or waivers (as appropriate) as are required under the Listing Rules or other applicable regulations from the Stock Exchange or any other regulators in respect of the entering into and performance of the Group B SP Agreement.

The conditions precedent set out in (4) immediately above can only be waived by the Vendor at any time on or before the Long Stop Date. If the above conditions precedent cannot be fulfilled (or as the case may be, not waived by the Vendor insofar as they can be waived under the terms of the Group B SP Agreement) by the Long Stop Date, all rights and obligations of the parties under the Group B SP Agreement shall cease and terminate and the Vendor shall refund all deposits paid under the Group B SP Agreement to the Purchaser without interest forthwith.

Arrangements following obtaining of Independent Shareholders' approval but prior to Completion of the Group B SP Agreement

On the date of payment of the Further Deposit by the Purchaser (or such later date as the parties to the Group B SP Agreement may agree) and up to the date of Completion of the Group B SP Agreement (the "**Management Period**"), the businesses of the Group B Companies and the Group B Members shall be managed and operated by the Purchaser (the "**Business Operations**") provided that such management and operation are, in the sole and absolute view of the Vendor, conducted in a manner consistent with past practices of the Group B Companies and the Group B Members, failing which, the Vendor shall have the absolute right to effect a forthwith termination of the Business Operations by the Purchaser by written notice to this effect.

During the Management Period:

(1) the Purchaser shall not be entitled to any charge and/or fee for the Business Operations;

(2) unless the parties to the Group B SP Agreement agree otherwise, the business operations of the Group B Companies and the Group B Members shall be funded by their internal resources and/or if with the prior written consent of the Vendor, by the Purchaser and the Vendor shall have no funding obligation in respect of any of them. In the event that the Vendor and the Purchaser shall fail to proceed to Completion of the Group B SP Agreement, all funding provided by the Purchaser with the prior written consent of the Vendor shall be refunded to the Purchaser (or to such person as it may direct) without interest; and

(3) the Purchaser must obtain the prior written consent of the Vendor in respect of various major matters affecting the Group B Companies and the Group B Members, including but not limited to, departure from the ordinary course of business, sale or transfer or disposal of assets, creation of any encumbrance over any part of the assets, issue of share or other securities or loan capital, dissolution or liquidation or winding up, lending of money to its directors or their respective associates, borrow or raise money from any persons (save and except borrowing which are within the aggregate limit as agreed between the Vendor and the Purchaser), entering into of any material contract (save for the renewal of existing contracts) or other material transaction or capital commitment or undertake any material contingent liability, giving of any guarantee or indemnity or security, or change the composition of the board of directors and other senior management.

The Purchaser shall indemnify the Vendor and other members of the NWS Group (the "**Beneficiaries**" and each a "**Beneficiary**") fully and effectually indemnified from and against, inter alia:

(1) all actions, proceedings, arbitrations, claims or demands of whatever nature (including without limitation third party claims or demands) brought or threatened against any of them, respecting any Group B Companies and Group B Members, or respecting or in connection with or arising (either directly or indirectly) out of the breach of all or any of the covenants and undertakings on the part of the Purchaser to be observed, performed and complied with regard to the Business Operations as set out in the Group B SP Agreement;

(2) all actions, claims, liabilities, damages, payments, interest, compensations, costs and expenses of whatever nature which may result or which the relevant Beneficiary or Beneficiaries may suffer, incur or sustain as a result of the Bank Guarantee being enforced against any of them during the Management Period ((1) and (2) are collectively referred to as the "**Claims**"); and

(3) to pay to the relevant Beneficiary or Beneficiaries forthwith on demand by the Vendor all damages, losses, liabilities, claims, fines, penalties, settlement, fees, compensations, interest, costs and expenses (including without limitation all legal costs and expenses on a full indemnity basis) which are paid, borne, suffered, sustained or incurred by any of them respecting or in connection with or arising (either directly or indirectly) out of any of the Claims and all amounts properly expended by the relevant Beneficiary or Beneficiaries in, or in connection with, defending or otherwise dealing with any of the Claims or in connection with, clarifying or analysing any or all of the obligations of the relevant Beneficiary or Beneficiaries in respect of the Claims.

Security from the Purchaser

It is a term of the Group B SP Agreement that the shareholder(s) of the Purchaser shall upon Completion of the Group A SP Agreement execute the Share Charge in favour of the Vendor as security for, among other obligations and liabilities of the Purchaser under or pursuant to the SP Agreements, the indemnity mentioned immediately above in respect of the Claims and performance and discharge by the Purchaser of its payment obligations thereunder.

Completion of the Group B SP Agreement

Completion of the Group B SP Agreement shall take place on the fifth business day next following the day of fulfillment of all of the above conditions precedent (or as the case may be, waiver by the Vendor in respect of such of the conditions precedent that can be waived under the terms of the Group B SP Agreement) (or such later date as the parties to the Group B SP Agreement may agree).

Upon Completion of the Group B SP Agreement, the Company and NWS will cease to have any equity interest in all the Group B Companies and the Group B Members and all of them will cease to be subsidiaries (if they are so prior to Completion of the Group B SP Agreement) of the Company and NWS.

Undertakings by Mr. Doo, Mr. Wong and the Purchaser

Each of Mr. Doo and Mr. Wong has in the Group B SP Agreement undertaken with the Vendor that he shall not, and shall use his best endeavours to procure that none of his associates, companies controlled by him, any nominee or trustee holding in trust for him and the holding company (whether immediate or intermediate) of the Purchaser shall sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same) any of his interest (whether direct or indirect) in the Purchaser within a period of four years from the date of Completion of the Group A SP Agreement provided that none of the restrictions shall apply to (1) the sale, transfer or otherwise disposal of his interest (whether direct or indirect) in the Purchaser to his own family members or between Mr. Doo and Mr. Wong; and (2) the issue and/or transfer of shares in the Purchaser by the Purchaser, Mr. Doo and/or Mr. Wong to the senior management of members of Group A and Group B in aggregate number of not exceeding 10% of the total number of issued shares of the Purchaser as at the date of Completion of the Group A SP Agreement within that four-year period.

The Purchaser has in the Group B SP Agreement undertaken with the Vendor, among other matters, the following:

(1) unless otherwise agreed by the Vendor in writing, the Purchaser shall not, and shall use its best endeavours to procure that none of its associates, companies controlled by it, any nominee or trustee holding in trust for it and the holding company (whether immediate or intermediate) of any Major Subsidiary (as defined below) shall encumber, sell, transfer, assign or otherwise dispose of (including without limitation, (i) the offer, allotment, issue or repurchase, grant of any option, right or warrant to subscribe for, either directly or indirectly, conditionally or unconditionally, any of its share capital or any securities convertible into or exercisable or exchangeable for or that represent the right to receive such share capital, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such share capital or securities, whether such arrangement is to be settled by delivery of share capital or such other securities, in cash or otherwise, or (iii) enter into any transaction, arrangement or understanding having the same economic effect as any transaction as aforesaid described, or (iv) enter into agreement for any of the same), other than for the purpose of intra-group transfer among the Group B Companies and the Group B Members, any interests (whether direct or indirect) in any Major Subsidiary (i.e. a subsidiary where the value of its total assets, profits or revenue represents 10% or more under any of the percentage ratios as defined under Rule 14.07 of the Listing Rules) of Group A and Group B within four years from the date of Completion of the Group A SP Agreement;

(2) use its reasonable endeavours and within a period of one year from the date of Completion of the Group A SP Agreement, not to dismiss any employee of the Group B Companies and the Group B Members save (a) in circumstances where the Purchaser or the relevant Group B Company or the relevant Group B Member is entitled to summarily dismiss that person pursuant to the terms of the relevant employment contract with that person or under the applicable laws by which such employment is governed; (b) upon expiry (including expiry without any right of renewal) or termination (including early termination) of the service contract for which the relevant employee is working; or (c) when the services to be provided under the service contract for which the relevant employee is working is scaled down or incapable of being performed or no longer required by the employer of the service contract; and

(3) use its best endeavours to procure the return of the original parent company guarantee provided by a member of the NWS Group in favour of a third party employer as security for the performance by Trident Engineering Company Limited (a Group B Member) of its obligations and liabilities under a service contract with that employer within one year after the date of Completion of the Group B SP Agreement. The services contracted to be provided by Trident Engineering Company Limited had been completed as at the Latest Practicable Date.

The Reorganisation

As part of the reorganisation of the NWS Group in preparation for the Group B Disposal and one of the conditions precedent to Completion of the Group B SP Agreement by the Vendor, all assets and liabilities of the engineering business of NWSE(PRC) (except all the PRC A shares, bank balance of approximately RMB503.9 million as at 31 March 2010 and certain related liabilities held by NWSE(PRC) and all income or liabilities derive from such PRC A shares, bank balance and certain related liabilities) shall be transferred to a member of Group B with effect from Completion of the Group B SP Agreement and Group B shall through appropriate arrangement as the Vendor in its absolute discretion thinks fit be entitled to the economic benefits derived from the operation of the engineering business of NWSE(PRC) as from the Completion Accounts Date (subject to Completion of the Group B SP Agreement).

TRANSITIONAL ARRANGEMENTS FOR ENSURING A SMOOTH HANDOVER AND TRANSITION OF BUSINESSES FOLLOWING COMPLETION

The businesses of the Disposal Group cover a wide spectrum of services including (a) property management in Hong Kong; (b) laundry, landscaping and cleaning; (c) security and guarding; (d) trading of building materials; (e) electrical and mechanical engineering; (f) senior residents' home; and (g) insurance brokerage. Anticipating the time that is required for a smooth handover and transition of such a broad spectrum of businesses of the Disposal Group and the need for ensuring much-needed stability of both the Disposal Group on the one hand and the NWS Group on the other hand during the transitional period immediately following Completion, the arrangements as particularised below will be implemented following Completion pursuant to the terms of the SP Agreements.

Consultancy services to be provided by the Vendor

The Vendor will provide advisory, consultancy, secretarial and technical support services (the "**Consultancy Services**") to members of the Disposal Group for a term of one year commencing from the date of Completion of the Group A SP Agreement subject to the right of either party to terminate the Consultancy Services by giving to the other one month's prior written notice to that effect at a fixed monthly fee of HK$100,000 payable to the Vendor for Consultancy Services of up to 40 working hours per month payable on the first business day of each month. All out-of-pocket expenses reasonably incurred by the Vendor in providing the Consultancy Services and working hours beyond the 40 working hours per month will be charged on an "as incurred" basis.

The Purchaser is to indemnify the Vendor from and against all actions, proceedings, arbitrations, claims and demands brought or threatened against the Vendor respecting or in connection with or arising (either directly or indirectly) out of anything done by the Vendor on the Purchaser's behalf and/or at the Purchaser's request in the provision of the Consultancy Services and the Purchaser shall pay to the Vendor forthwith on demand by the Vendor all damages, losses, liabilities, claims, fines, penalties, settlement, fees, compensations, interest, cost and expenses (including without limitation all legal costs and expenses on a full indemnity basis) which are paid, borne, suffered, sustained or incurred by the Vendor respecting or in connection with or arising (either directly or indirectly) out of the aforesaid actions, proceedings, arbitrations, claims and demands.

Bank Guarantees

In order to allow time for the Purchaser in obtaining fresh banking or other credit facilities for the operation of the Disposal Group following Completion of each of the Group A SP Agreement and the Group B SP Agreement, it is a term of each of the Group A SP Agreement and the Group B SP Agreement that the Bank Guarantees provided by member(s) of the NWS Group that are subsisting as at the respective dates of Completion of the Group A SP Agreement and the Group B SP Agreement are to remain in place for a period of six months from the said respective dates of Completion (or such longer period as may be agreed by the Vendor at its sole discretion) unless any of the Bank Guarantees shall have expired earlier according to their terms.

The Purchaser is to pay the Vendor a monthly maintenance fee of 1/12% on the aggregate amount of banking facilities granted to the Disposal Group and guaranteed by the Bank Guarantee as at the last day of a calendar month immediately preceding the date of payment of monthly fee of the next calendar month from and on the first business day of the fourth month after the respective dates of Completion of the Group A SP Agreement and the Group B SP Agreement.

The Purchaser is to counter-indemnify the Vendor (or such person as it may direct) from and against any actions, claims, liabilities, damages, costs and expenses of whatever nature which may result or which member(s) of the NWS Group who is/are the guarantor(s) of the Bank Guarantees may suffer, incur or sustain (either directly or indirectly) as a result of any of the Bank Guarantees being enforced against any of them after Completion.

Security from the Purchaser

It is a term of each of the Group A SP Agreement and the Group B SP Agreement that the shareholder(s) of the Purchaser shall upon Completion of the Group A SP Agreement execute the Share Charge in favour of the Vendor as security for, among other obligations and liabilities of the Purchaser under the SP Agreements, all actions, claims, liabilities, damages, costs and expenses of whatever nature which may result or which member(s) of the NWS Group who is/are the guarantor(s) of the Bank Guarantees may suffer, incur or sustain (either directly or indirectly) as a result of any of the Bank Guarantees being enforced against any of them after Completion.

INFORMATION OF THE DISPOSAL GROUP

The Disposal Companies comprise (1) Group A Companies: NWS Facility Services Limited, Building Material Supplies Limited, Clever Basis Limited, New World Risk Management (L) Limited and NWS International Insurance Limited; and (2) Group B Companies: NWS Engineering Group Limited, Elite Master Holdings Limited and Waihong Cleaning Limited.

The Disposal Group is the services operating arms of NWS and is principally engaged in the provision of services including (a) property management in Hong Kong; (b) laundry, landscaping and cleaning; (c) security and guarding; (d) trading of building materials; (e) electrical and mechanical engineering; (f) senior residents' home; and (g) insurance brokerage.

The unaudited consolidated net profits (both before and after taxation and extraordinary items) of the Disposal Group are as follows:

Group A:

	For the financial year ended 30 June 2009 (unaudited) ***HK$'000***	For the financial year ended 30 June 2008 (unaudited) *HK$'000*
Net profit before taxation	**73,474**	54,563
Net profit after taxation	**63,303**	44,472

Group B:

	For the financial year ended 30 June 2009 (unaudited) ***HK$'000***	For the financial year ended 30 June 2008 (unaudited) *HK$'000*
Net profit before taxation	**157,972**	103,613
Net profit after taxation	**141,189**	93,752

FINANCIAL EFFECTS OF THE DISPOSAL

Subject to audit, the expected financial effects of the Disposal are, for illustration purpose only, set out below:

In respect of Group A Disposal: NWS expects an unaudited gain to be derived from Group A Disposal would amount to approximately HK$0.2 billion, representing the difference between the amount of the consideration for the Group A Disposal (assuming no adjustment of the consideration pursuant to the terms of the Group A SP Agreement) and the Adjusted NAV of Group A of approximately HK$235.5 million less any transaction costs directly attributable to Group A Disposal including professional and other related expenses and relevant taxes.

In respect of Group B Disposal: NWS expects an unaudited gain to be derived from Group B Disposal would amount to approximately HK$0.1 billion, representing the difference between the amount of the consideration for the Group B Disposal (assuming no adjustment of the consideration pursuant to the terms of the Group B SP Agreement) and the Adjusted NAV of Group B of approximately HK$298.0 million less any transaction costs directly attributable to Group B Disposal including professional and other related expenses and relevant taxes.

REASONS FOR AND THE BENEFITS OF THE DISPOSAL AND USE OF PROCEEDS

The Disposal is a restructuring implemented by the NWS Group with a view to streamlining its businesses through the disposal of its non-core businesses engaging in the provision of services of (a) property management in Hong Kong; (b) laundry, landscaping and cleaning; (c) security and guarding; (d) trading of building materials; (e) electrical and mechanical engineering; (f) senior residents' home; and (g) insurance brokerage.

The Disposal is in line with the NWS Group's continuing corporate strategy to consolidate its non-core businesses in order to enhance shareholders' value and to refocus its efforts and resources on stable growth areas such as infrastructure business. The net cash status following the disposal by NWS Group of approximately 52.86% shareholding interest in Taifook Securities Group Limited and of its interest in Pollution and Protection group enables the NWS Group to maximise growth potential for greater shareholder returns. The Disposal is in furtherance of this strategy and objective. Better risk control of the NWS Group is also achieved through the disposal of the non-core businesses of the NWS Group.

The Disposal enables NWS to enhance shareholders' value and capitalise returns from some of its non-core assets and facilitating re-deploying more resources to expand the existing core businesses of the NWS Group, namely infrastructure business.

Having considered the Disposal would allow the NWS Group to dispose of certain non-core businesses therefore allowing it to focus its resources and apply the proceeds from the Disposal on its core businesses, the Directors (including the independent non-executive Directors) consider the terms of each SP Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The sale proceeds of the Disposal of HK$888.5 million will allow the NWS Group to deploy capital to invest in large-scale infrastructure projects and as general working capital of the NWS Group.

LISTING RULES IMPLICATIONS

As at the Latest Practicable Date, the Group held approximately 58.9% interest of NWS and the Vendor was a subsidiary of each of the Company and NWS. Mr. Doo and Mr. Wong (both of them are NWS Directors and connected persons of the Company under the Listing Rules) hold 90% and 10% indirect interest of the Purchaser respectively. Accordingly, the Purchaser is an associate of Mr. Doo and hence a connected person of the Company under the Listing Rules.

Given that some of the applicable percentage ratios are more than 5% but less than 25% in respect of the Company, the Disposal constitutes (i) a discloseable transaction for the Company under Chapter 14 of the Listing Rules; and (ii) a connected transaction for the Company subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee (comprising Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson, Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John, being all the independent non-executive Directors) has been formed to make recommendation to the Independent Shareholders of the Company in respect of the Disposal.

Access Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders of the Company in respect of the Disposal.

Immediately following Completion of each of the Group A SP Agreement and the Group B SP Agreement, there will be continuing or recurring transactions between certain members of Group A and Group B on the one hand and certain members of the Group on the other hand. These transactions will constitute continuing connected transactions of the Company. The Company will comply with the requirements of the relevant Listing Rules in respect of these continuing connected transactions, where applicable. Further announcement will be made by the Company as and when appropriate in accordance with the requirements of the Listing Rules.

GENERAL INFORMATION

Information on the Purchaser

The Purchaser is beneficially owned as to 90% and 10% by Mr. Doo and Mr. Wong respectively. The principal activity of the Purchaser is investment holding. Mr. Wong is the existing management of the companies in the Disposal Group.

Information on the Group

The Group is principally engaged in investments in the areas of property, infrastructure, hotel operation, department store operation, services as well as telecommunications and technology. The Company is the ultimate holding company of NWS and was, together with certain of its subsidiaries, interested in approximately 58.9% of the total issued share capital of NWS as at the Latest Practicable Date.

EGM

The Company will convene the EGM at 11:30 a.m. on Tuesday, 20 July 2010 at Meeting Room S421 (Harbour Road Entrance), Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong to consider the Disposal. A notice of the EGM is set out on pages 61 and 62 of this Circular.

The Purchaser, Mr. Doo, Mr. Wong and their respective associates will abstain from voting on the resolution to approve the Disposal at the EGM.

In accordance with Rule 13.39(4) of the Listing Rules, the chairman of the EGM will direct that the proposed resolution set out in the notice convening the EGM be voted by poll.

After the conclusion of the EGM, the results of the poll will be released on the HKExnews website at www.hkexnews.hk and the Company's website at www.nwd.com.hk.

A form of proxy for use in connection with the EGM is also enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the share registrar of the Company, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the EGM or any adjournment thereof if you so wish.

RECOMMENDATION

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson, Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John, has been established to advise the Independent Shareholders of the Company as to the fairness and reasonableness of the terms of the Disposal. Your attention is drawn to the advice of the Independent Board Committee set out in its letter set out on page 22 of this Circular. Your attention is also drawn to the letter of advice from Access Capital to the Independent Board Committee and the Independent Shareholders of the Company in respect of the terms of the Disposal set out on pages 23 to 45 in this Circular.

The Independent Board Committee, having taken into account the advice of Access Capital, considers that the terms of the Disposal is on normal commercial terms and in the best interest of the Company and the Shareholders as a whole. The Independent Board Committee also considers that the terms of the Disposal are fair and reasonable so far as the Independent Shareholders of the Company are concerned and recommend the Independent Shareholders of the Company to vote in favour of the ordinary resolution approving the Disposal at the EGM.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the appendix to this Circular.

Yours faithfully
For and on behalf of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

2 July 2010

To the Independent Shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS: MANAGEMENT BUYOUT – DISPOSAL OF THE DISPOSAL GROUP

We refer to the Circular of which this letter forms part. Terms defined in the Circular have the same meanings when used herein unless the context otherwise requires.

Since the Disposal constitutes a discloseable transaction and a connected transaction for the Company under the Listing Rules, the Independent Board Committee has been formed to advise the Independent Shareholders of the Company as to whether, in our opinion, the terms of the Disposal are fair and reasonable so far as the Independent Shareholders of the Company are concerned. Access Capital has been appointed as the independent financial adviser to the Independent Board Committee in respect of the Disposal.

We wish to draw your attention to (i) the Letter from the Board as set out on pages 6 to 21 of the Circular; (ii) the Letter from Access Capital as set out on pages 23 to 45 of the Circular; and (iii) the additional information as set out in the appendices to the Circular.

Having taken into account the terms and conditions of the Disposal and the advice from Access Capital, we consider that the terms and conditions of the Disposal are on normal commercial terms, fair and reasonable so far as the Independent Shareholders of the Company are concerned and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders of the Company to vote in favour of the ordinary resolution in respect of the Disposal to be proposed at the EGM.

Yours faithfully
The Independent Board Committee
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson
Mr. Ho Hau-Hay, Hamilton
Mr. Lee Luen-Wai, John

The following is the text of the letter of advice from Access Capital to the Independent Board Committee and the Independent Shareholders of NWD prepared for inclusion in this Circular.


Access
Capital

Suite 606, 6th Floor
Bank of America Tower
12 Harcourt Road
Central
Hong Kong

2 July 2010

*To the Independent Board Committee and
the Independent Shareholders of New World Development Company Limited*

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION MANAGEMENT BUYOUT – DISPOSAL OF THE DISPOSAL GROUP

I. INTRODUCTION

We refer to our appointment as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders of NWD in connection with the Disposal pursuant to the SP Agreements as set out in the circular of NWD dated 2 July 2010 (the "Circular") of which this letter forms part. Capitalised terms used in this letter have the same meanings as those defined in the Circular unless the context otherwise specifies.

On 11 June 2010, the Board and the NWS Board jointly announced that the Vendor, the Purchaser, Mr. Doo and Mr. Wong have entered into the Group A SP Agreement and the Group B SP Agreement on 11 June 2010 in respect of (i) the Group A Disposal at a consideration of HK$445.9 million; and (ii) the Group B Disposal at a consideration of HK$442.6 million. The Disposal is a management buyout as the Disposal Group will be disposed to the Purchaser which is partially owned by Mr. Wong who is the existing management of the Disposal Companies. Mr. Wong will tender his resignation as an executive NWS Director after the Completion of the Group A SP Agreement.

Mr. Doo and Mr. Wong, both being Directors of NWS and connected persons of NWD under the Listing Rules, hold 90% and 10% indirect interest of the Purchaser respectively. Thus, the Purchaser is an associate of Mr. Doo and hence a connected person of NWD under the Listing Rules.

Since some of the applicable percentage ratios as defined under Rule 14.07 of the Listing Rules in respect of the Disposal exceed 5% but less than 25%, the Disposal constitutes (i) a discloseable transaction for NWD under Chapter 14 of the Listing Rules; and (ii) a connected

transaction of NWD subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. The Purchaser, Mr. Doo, Mr. Wong and their respective associates will abstain from voting on the resolution(s) to approve the Disposal at the EGM.

II. THE INDEPENDENT BOARD COMMITTEE

The Board currently consists of (i) seven executive Directors, namely Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng; (ii) four non-executive Directors, namely Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (iii) four independent non-executive Directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate Director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John, has been established to advise the Independent Shareholders of NWD as to whether (i) the terms of the SP Agreements and the transaction contemplated thereunder were on normal commercial terms and are fair and reasonable so far as the Independent Shareholders of NWD are concerned; and (ii) the Disposal is in the interests of NWD and the Shareholders as a whole.

We have been appointed to advise the Independent Board Committee and the Independent Shareholders of NWD in these respects and to give our opinion in relation to the Disposal for the Independent Board Committee's consideration when making their recommendation to the Independent Shareholders of NWD.

III. BASIS AND ASSUMPTIONS OF THE ADVICE

In formulating our advice, we have relied solely on the statements, information, opinions and representations provided to us by NWS and/or NWD and/or their management staff and/or the NWS Directors and the Directors. We have assumed that all such statements, information, opinions and representations provided or made or given by NWS and/or NWD and/or their management staff and/or the NWS Directors and the Directors and for which it is/they are solely responsible were true and accurate and valid at the time they were made and given and continue to be true and valid as at the date of this letter. We have assumed that all the opinions and representations made or provided by the NWS Directors and/or the Directors and/or the management staff of NWS and/or NWD to us have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from NWS and/or NWD and/or their management staff and/or the NWS Directors and the Directors that no material facts have been omitted from the information provided.

We consider that we have reviewed sufficient currently available information and documents which are made available to us to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by NWS and/or NWD and/or their management staff and/or the NWS Directors and the Directors or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out any independent verification of the information provided, nor have we conducted any independent investigation into the business and affairs of NWS, NWD, the Disposal Group or any of their respective subsidiaries.

IV. PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation with regard to the Disposal, we have taken into consideration the following principal factors and reasons:

1. Background information of the NWD Group and NWS Group

The core businesses of NWD include property, infrastructure, hotel operation, department store operation, services as well as telecommunication and technology. As at the Latest Practicable Date, NWD Group indirectly owned approximately 58.9% interest of the entire issued share capital of NWS.

NWS, a non-wholly-owned subsidiary of NWD, and its subsidiaries are principally engaged in (i) the investment in and/or operation of facilities, contracting, transport and financial services; and (ii) the development, investment, operation and/or management of power plants, water treatment and waste management plants, roads as well as ports and logistics facilities. The financial results of the NWS Group for the six months ended 31 December 2009, as extracted from the interim report of NWS for the six months ended 31 December 2009 (the "NWS 2009-10 Interim Report"), and each of the two years ended 30 June 2008 and 2009, as extracted from the annual report of NWS for the financial year ended 30 June 2009 are summarised in Table A set out below:

Table A: Summary financial information of the NWS Group

	For the six months ended 31 December	For the year ended 30 June	
	2009	2009	2008
	HK$ million	*HK$ million*	*HK$ million*
	(Unaudited)	*(Audited)*	*(Audited)*
Revenue	6,249.5	17,250.9	18,889.5
Cost of sales	(5,113.2)	(15,407.3)	(16,519.4)
Gross profit	1,136.3	1,843.6	2,370.1
Share of results of			
Associated companies	303.3	(63.5)	315.8
Jointly controlled entities	1,116.6	1,780.6	2,920.3
Profit for the period/year	2,362.8	2,580.7	4,052.8
Attributable to			
NWS Shareholders	2,305.4	2,528.8	3,836.9
Non-controlling interests	57.4	51.9	215.9

	As at 31 December	As at 30 June	
	2009	2009	2008
	HK$ million	*HK$ million*	*HK$ million*
	(Unaudited)	*(Audited)*	*(Audited)*
Non-current assets	25,390.9	24,106.9	25,173.1
Current assets	13,774.5	20,171.7	17,420.8
Net current assets	4,800.6	5,938.7	3,067.4
Net assets *(excluding non-controlling interests)*	24,603.0	23,175.2	21,246.7

Six months ended 31 December 2009

As set out in the NWS 2009-10 Interim Report, profit attributable to NWS Shareholders of approximately HK$2,305.4 million for the six months ended 31 December 2009, represented an increase of approximately HK$1,492.1 million, being approximately 183.5%, over that of the corresponding period in last year. The aforesaid increase in profit was largely attributable to (i) a HK$728.7 million gain from the disposal of controlling interest in Taifook Securities Group Limited ("Taifook"), a company listed on the main board of the Stock Exchange *(stock code: 665)*; and (ii) the increase of approximately HK$498.0 million in the share of results of jointly controlled entities, largely from the sale of residential properties of Harbour Place in Hung Hom jointly developed by NWS and another property developer. Cash and bank balances as at 31 December 2009 was approximately HK$7,919.5 million as compared to approximately HK$5,205.1 million as at 30 June 2009.

Year ended 30 June 2009

As shown in the above table, the NWS Group recorded profit attributable to NWS Shareholders of approximately HK$2,528.8 million for the year ended 30 June 2009 ("FY 2009"), representing a decrease of approximately HK$1,308.1 million or 34.1% from that of the year ended 30 June 2008. The aforesaid decrease was largely due to the decline in share of profit from Harbour Place, being approximately HK$338.0 million and HK$1,632.6 million for the year ended 30 June 2009 and 30 June 2008, respectively.

Despite operating in a challenging macro economy after the financial tsunami which impacted the world economies since the end of 2008, the NWS Group had been profit making in a number of business segments for FY 2009. We understand from the management of NWS that, from a strategic perspective, the NWS Group would be in a better position to capitalise on future business opportunities if it can refocus its existing resources and management efforts on its core business segments, including the PRC infrastructure market, construction sector, transportation sector and the management of the Hong Kong Convention and Exhibition Centre ("HKCEC") and duty free business.

2. Principal activities and background of the Disposal Group

The Disposal Companies comprise (i) Group A Companies: NWS Facility Services Limited, Building Material Supplies Limited, Clever Basis Limited, New World Risk Management (L) Limited and NWS International Insurance Limited; and (ii) Group B Companies: NWS Engineering Group Limited, Elite Master Holdings Limited and Waihong Cleaning Limited. Principal activities of the Group A Companies and Group B Companies are set out in Table B below:

Table B: Summary information of the Disposal Group

Group A Companies	Principal activities
NWS Facility Services Limited	Provision of property management, security and guarding services, laundry and landscaping services
Building Material Supplies Limited	Trading of building materials and the provision of maintenance and fitting services
Clever Basis Limited	Provision of elderly care services
New World Risk Management (L) Limited	Provision of insurance broking, underwriting, management and administrative services to insurers
NWS International Insurance Limited	Provision of insurance brokerage services

Group B Companies	Principal activities
NWS Engineering Group Limited	Provision of mechanical and electrical engineering services, supply and installation of air-conditioning, heating and ventilation systems, fire services systems, plumbing and drainage systems, lift repair and maintenance systems
Elite Master Holdings Limited	Provision of property management services
Waihong Cleaning Limited	Provision of cleaning services

We have reviewed the management accounts of the Disposal Group and noted that the aggregate Adjusted NAV of Group A and Group B was approximately HK$533.5 million (excluding non-controlling interests).

The Disposal Group employed in the region of approximately 13,000 employees as at 31 December 2009, which represented over 30% of the total work force employed by the NWS Group of over 40,000, as at 31 December 2009.

Based on the information provided by NWS, for FY 2009, the aggregate unaudited revenue and unaudited net profit of Group A and Group B were approximately HK$3,752.7 million and HK$204.5 million respectively. If excluding non-recurring income and expenses, the aggregate adjusted net profit (the "Adjusted Net Profit") would be approximately HK$178.6 million.

3. Dependence of the Disposal Group's business on NWD

Based on the information provided by the management of NWS, the breakdown of revenue of the Disposal Group generated from (i) contracts from NWD and its related parties, and (ii) independent third parties to the NWS Group for FY 2009 are as follows:

Table C: Revenue analysis of the Disposal Group

	Approximately	
	HK$ million	*%*
Revenue generated from		
– contracts from NWD and its related parties	1,157.7	30.8
– contracts from independent third parties	2,595.0	69.2
Total revenue generated by the Disposal Group	3,752.7	100.0

As set out above, approximately 30.8% of the total revenue of the Disposal Group for FY 2009 was attributable to contracts in connection with NWD and its related parties, which are considered to be significant.

4. Reasons for and the benefits of the Disposal

As set out in the "Letter from the Board" of the Circular, it is NWS Group's continuing corporate strategy to consolidate its non-core businesses in order to enhance shareholders' value and to refocus its efforts and resources on stable growth areas such as infrastructure business. The Disposal is a restructuring implemented by the NWS Group with a view to streamlining its businesses through the disposal of its non-core businesses engaging in the provision of services of (i) property management in Hong Kong; (ii) laundry, landscaping and cleaning; (iii) security and guarding; (iv) trading of building materials; (v) electrical and mechanical engineering; (vi) senior residents' home; and (vii) insurance brokerage. The Disposal is a management buyout as the Disposal Group will be disposed to the Purchaser which is partially owned by Mr. Wong who is the existing management of the Disposal Companies and he will tender his resignation as an executive NWS Director after Completion of the Group A SP Agreement.

The executive directors of each of NWD and NWS have considered other alternatives to divest the Disposal Group, including but not limited to, a sale to other NWD Group companies, seek independent third party (as defined under the Listing Rules) buyers in the market, run a sale auction for the Disposal Group, sell the Disposal Group on a piecemeal basis and a possible spin-off, the details of which are set out in the sub-paragraph headed "f. Alternative options to divest the interest of NWS in the Disposal Group" below.

In order to form our opinion on the Disposal, we have taken the followings into consideration:

a. Segmental analysis of the business of NWS Group

The NWS 2009-10 Interim Report set out the information of NWS Group's two major divisions of businesses, namely the infrastructure division and the services division and was appended as below:

Table D: Attributable operating profit ("AOP") of the infrastructure division and the services division

	For the six months ended 31 December	
	2009	**2008**
	HK$ million	*HK$ million*
Infrastructure division		
– Roads	233.5	382.6
– Energy	216.9	42.8
– Water	120.8	93.1
– Ports and logistics	151.7	171.9
	722.9	690.4
Services division		
– Facilities management	400.4	314.7
– Contracting and transport	258.4	198.7
– Financial services	120.5	37.4
	779.3	550.8
Total AOP	1,502.2	1,241.2

Note: a full reconciliation of the AOP to the consolidated income statement for the six months period ended 31 December 2008 and 2009 was set out in the NWS 2009-10 Interim Report

For the infrastructure division, NWS is one of the major infrastructure investors in the PRC. It has established a strong foundation with 62 projects in the four segments of roads, energy, water as well as ports & logistics. For the services division, NWS offers an all-inclusive range of top quality services in Hong Kong, the PRC and Macau, leveraging its expertise to capture the business opportunities across the regions. As noted from Table D above, AOP mix of the infrastructure division and the services division for the six months ended 31 December 2009 was approximately 48.1% and 51.9% respectively. AOP of both divisions increased during the period under review.

With regards to the prospects of the infrastructure sector in the PRC, we noted that the PRC's twelfth "Five-year plan" (中國第十二個「五年計劃」) detailing, among other things, economic development initiatives in the PRC for the forthcoming five years, from 2011 to 2015, is due to be released later this year.

According to a PRC Government official, the total estimated investments in PRC infrastructure, including investments in railways, toll roads and airports, would be approximately RMB7,000.0 billion across the PRC under the twelfth "Five-year plan", subject to the finalisation of the "Five-year plan".

As for the services division, the AOP of the "Facilities management" segment increased to approximately HK$400.4 million for the six months ended 31 December 2009, representing an increase of approximately 27.2% from the corresponding period in last year. The increase was largely attributed to facilities management for the HKCEC and duty free business, which is considered to be one of the core business segments of the NWS Group after the Disposal.

The AOP of the "Contracting and transport" segment increased to approximately HK$258.4 million for the six months ended 31 December 2009, representing an increase of approximately 30.0% from the corresponding period in last year. As for the "Financial services" segment, which mainly comprised of the results of Taifook and Tricor Holdings Limited, the AOP is likely to decrease subsequent to the completion in December 2009 of the disposal of approximately 52.86% shareholding interest in Taifook in which NWS Group only maintained the holding of approximately 8.99% shareholding interest.

However, according to information provided by NWS, the total contribution by the Disposal Group to the AOP of NWS Group only represented approximately 4.8% for the six months ended 31 December 2009.

b. Corporate strategy of NWS to consolidate its non-core businesses

NWS Group began to consolidate and dispose of its non-core businesses in early 2009, which is evidenced by, among other things, (i) the disposal of two subsidiaries, namely Pollution & Protection Consultant Limited ("PPC") and Pollution & Protection Services Limited ("PPS"), the principal activities of which are the provision of cleaning and other relevant services, and (ii) the disposal of its controlling interest in Taifook, the principal activities of the Taifook group comprise, among other things, the provision of financing services, brokerage and trading services and corporate advisory services.

As set out in the announcement of NWS dated 10 March 2009, ProPlus Limited ("ProPlus"), an indirect wholly-owned subsidiary of NWS, entered into an agreement on 10 March 2009 with a purchaser, pursuant to which ProPlus agreed to sell to the purchaser its interests in PPC and PPS for a consideration of HK$34.5 million, which represented a historical price-to-earnings ratio ("P/E ratio") of approximately 4.5 times. The Directors are of the view that this disposal would, (i) provide an opportunity for NWS Group to scale down its cleaning business in Hong Kong, enabling it to improve its operational efficiency,

(ii) further improve NWS Group's risk control by reducing its scope of cleaning business, and (iii) allow NWS Group to reallocate its resources and focus on other key businesses in its service division.

As set out in the announcement of NWS dated 20 November 2009 (the "2009 Announcement"), NWS entered into a sale and purchase agreement with Hai Tong (HK) Financial Holdings Limited ("Hai Tong (HK)") on 19 November 2009, pursuant to which Hai Tong (HK) conditionally agreed to purchase and NWS conditionally agreed to procure the sale of approximately 52.86% of the entire issued share capital of Taifook, for a cash consideration of approximately HK$1,822.4 million. This transaction was completed on 21 December 2009.

As set out in the 2009 Announcement, the disposal of NWS Group's controlling interest in Taifook is part of NWS's continuing corporate strategy to downsize its non-core service-related businesses in order to enhance shareholders' value and to refocus its efforts and resources on other stable growth areas such as infrastructure. It was also noted that the funds raised from the aforesaid disposal will strengthen NWS Group's financial position and will further enhance its cash position.

We concurred with the management of NWS that the Disposal is in furtherance of this strategy and objective and will achieve a better risk control in NWS Group, as the disposal of non-core businesses of the NWS Group will allow the NWS Group to refocus its efforts and resources on its core businesses such as infrastructure business.

c. ***Nature of businesses of the Disposal Group and their operating environment***

The major business segment of the services division is "Facilities management" which comprises various service businesses including the management of HKCEC, duty free business and facility services such as property management, cleaning and laundry, security and guarding related services. Facilities services are considered to be more labour intensive and highly competitive businesses. Given a readily available work force, the barrier of entry is considered to be relatively low in the absence of, among other things, the need to invest in sophisticated technologies or machineries on a large scale, highly trained and qualified workforce, stringent regulatory environment or a monopolised market. Further, as service contracts are typically on a relatively short term basis, such would constantly provide opportunities for new entrants to compete. The aforesaid factors fostered a highly competitive environment and exerted ongoing downward pressure on profit margins. Further, due to its labour intensive nature, extensive management resources are required in the "facilities services" business segments.

The competitive environment of the "facilities services" sector is further evidenced by, among other things, the following:

(i) A large number of enterprises were engaged in the "facilities services" sector. According to a publication by the Provisional Minimum Wage Commission ("PMWC") on statistics by sectors, we noted that in 2008 there were approximately 460 enterprises operating within the real estate maintenance management sector (which includes building management, building maintenance services, real estate maintenance services), approximately 540 enterprises operating within the cleaning services sector (which includes establishments mainly engaged in the interior and exterior cleaning of buildings and provision of industrial cleaning services and street sweeping) and approximately 190 enterprises operating within the security services sector (which includes investigation activities and services to building and landscape care activities).

(ii) Statistics supported that there is a readily available work force in the market for the "facilities services" sector. As per statistics of the second quarter of 2009 set out in a publication by the PMWC, the real estate maintenance management sector, the cleaning services sector and the security services sector, all of which was preliminarily identified as low paying sectors by the PMWC, employed approximately 99,400, 34,100 and 65,500 workers, respectively.

d. Uncertainties over the prospects of the Disposal Group

The revenue of the Disposal Group has largely been stable with no significant growth for period between 2007 and 2009 and declined for the nine months ended 31 March 2010 compared to the last corresponding period, according to the information provided by NWS.

According to our discussion with the management of NWS, we noted that the property management business of the Disposal Group is under pressure to or at risk of reduction in its managing remuneration fee upon renewal of property management contracts with certain sizeable housing estates. The Disposal Group has several major cleaning contracts which will expire in year 2011 and 2012. These contracts may or may not be renewed, which leads to uncertainties of the operating results of the Disposal Group in the property management business sector.

We also noted that NWS Engineering Group Limited, being one of the largest sub-groups in terms of revenue and net profit contribution to the Disposal Group in FY 2009, derived a significant portion of its revenue and net profit from projects in Macau, which were mainly related to the leisure and gaming industry, in particular hotels. According to data published by the Statistics and Census Service Department of Macau, both the approved and newly commenced construction projects (excluding residential properties) in Macau, in terms of gross floor area, declined from 2007 to 2009. If such trend were to continue, the revenue of NWS Engineering Group Limited may be adversely impacted.

In addition, as set out in the paragraph headed "Dependence of the Disposal Group's business on NWD" above, the Disposal Group's revenue relies heavily on NWD. Approximately 30.8% of the total revenue of the Disposal Group for FY 2009 was

attributable to contracts in connection with NWD and its related parties. Given a significant number of contracts between the Disposal Group and NWD and/or its related parties are of a short term nature, i.e. terms of three years or less, there is no assurance that the Disposal Group will be engaged by NWD and/or its related parties after the completion of these contracts. The future prospect of the Disposal Group is subject to uncertainties.

e. Potential implications from the possible enactment of the new minimum wage bill

On 27 February 2009, the Hong Kong Government announced the appointments for and the composition of the PMWC. The PMWC is mainly tasked to advise the Chief Executive of Hong Kong on the initial statutory minimum wage rate to be adopted. Since the establishment of the PMWC, a number of meetings were held on such issue. As at the Latest Practicable Date, the initial statutory minimum wage rate is still at the stage of public consultation.

According to the "Quarterly report of wage and payroll statistics" published by the Census and Statistics Department of Hong Kong in relation to the quarter ended 31 December 2009, the range of the average hourly rate of frontline workers involved in the provision of cleaning or security or property management services was approximately HK$22.4 to HK$35.6.

We understand that upon the enactment of the minimum wage bill, relevant companies may be subject to a one-off increase in their long service provision since long service payments to employees are calculated based on, among other things, their monthly wages. Several principal subsidiaries of the Disposal Group, in particular those with the principal activities of provision of services such as cleaning, property management, security and guarding are likely to be affected by the enactment of the new minimum wage bill. In these sectors, wages and salaries accounted for a significant portion of their respective operating costs. Future profitability of the Disposal Group may be adversely affected. However, given the level of which the statutory minimum wage should be set at is still subject to ongoing public debate, it is difficult to quantify the extent of the impact to the overall financial performance of the Disposal Group.

f. Alternative options to divest the interest of NWS in the Disposal Group

The executive directors of each of NWD and NWS have considered other alternatives to divest the Disposal Group, including but not limited to, a sale to other NWD Group companies, seek independent third party (as defined under the Listing Rules) buyers in the market, run a sale auction for the Disposal Group, sell the Disposal Group on a piecemeal basis and through a possible spin-off.

(i) Sale to other NWD Group companies

We understand from the executive Directors that as the principal businesses of the Disposal Group are considered to be non-core business of the NWD Group and that NWD has no intention to acquire the Disposal Group from NWS.

(ii) Seek independent third party buyer in the market

We also noted from the executive NWS Directors that negotiations had been held with an independent third party buyer on the possible disposal of Group A and Group B. However, the consideration proposed by this buyer was notably lower than the aggregate consideration for the Disposal.

(iii) A possible sale auction for the Disposal Group

Having considered the size of the Disposal Group, which had an aggregate Adjusted NAV of approximately HK$533.5 million (excluding non-controlling interests) as at 31 March 2010, there will only be limited number of potential purchasers and operators in the market, some of which are ongoing competitors of NWS Group. Accordingly, it is undesirable to solicit interest from these parties and run a sale auction for the Disposal Group. The executive NWS Directors are concerned that in the event these parties decided not to proceed with the transaction, for reasons outside the control of NWS, after gaining access to certain sensitive commercial information during the due diligence exercise, such may expose the businesses of the Disposal Group to undue commercial risks and may undermine its competitiveness.

(iv) Sell the Disposal Group on a piecemeal basis

The executive NWS Directors have also considered the alternative of selling the Disposal Group on a piecemeal basis, which may or may not enable NWS to achieve a higher consideration on the Disposal Group. Such approach would demand vast management resources including, identifying and assessing potential interested parties, negotiation of terms and intensive due diligence work. The duration of such exercise would also be significantly longer than the Disposal, notwithstanding that certain Disposal Companies under the "facilities services" business, such as those engaging in the provision of elderly care services and the provision of landscaping services, are relatively small in size in terms of revenue and AOP.

(v) Possible spin-off of the Disposal Group

The option of a possible spin-off of the Disposal Group was also considered by the executive NWS Directors. Given such exercise may (i) consume substantial management resources, time and effort, (ii) demand a substantially longer duration for preparation and regulatory approval, (iii) incur additional costs to NWS, (iv) subject to the risk of market fluctuation upon the time of the listing of the Disposal Group which could in turn affect the final offer price to the public (in the event that a share placement or offering), (v) have limited appeal to potential investors, given the revenue of the Disposal Group has largely been stable with no significant growth for period between 2007 and 2009 and declined for the nine months ended 31 March 2010 as compared to the last corresponding period, and (vi) not fully achieve the objective of divesting the businesses of the Disposal Group which is considered to be non-core to NWS, this option was therefore considered not appropriate by the executive NWS Directors.

(vi) Benefits of a management buyout

The executive NWS Directors have also considered that a sale to other independent third parties. However, under normal commercial practice, this would require a much wider scope of vendor's representations and warranties, particularly in areas with operational risk in association with the significant number of employees, construction risks relating to engineering and mechanical businesses and other proactive covenants and undertakings such as profit guarantee. By selling the Disposal Group by way of a management buyout in this transaction, the Vendor is substantially relieved from such representations and warranties as the Purchaser is beneficially owned by the existing management of the Disposed Companies, who is well versed in the operations and financial position of the Disposed Companies. We consider that the absence of such vendor representations and warranties in the Disposal is in the interests of NWD and the Shareholders as a whole.

Taken into account of the alternative options considered by NWD and NWS as set out above, the limitation in the marketability of the Disposal Group and the absence of extensive representations and warranties by the Vendor, we agree with the management of NWD and NWS that the Disposal, being a management buyout, provides a unique opportunity to NWS to achieve its objective of divestment of the Disposal Group and is in the interests of NWD and the Shareholders as a whole.

g. Corporate social responsibility

The principle of NWS Group to uphold its corporate social responsibilities has been and will remain as one of NWS Group's core business values, as demonstrated by NWS Group's past record and efforts. NWS Group will continue its ongoing commitment to maintain its positive corporate image and reputation in the public domain, which it has built-up over the years.

Given the Disposal Group employed some 13,000 employees, NWS Group is mindful of the risk of massive redundancies which may be required by any new owner of the Disposal Group or as a result of a group reorganisation, especially existing operators and competitors in the market, which would result in adverse publicity to NWS Group's reputation. Pursuant to the Group A SP Agreement and Group B SP Agreement, the Purchaser has undertaken to use its reasonable endeavours and within a period of one year from the date of Completion of the Group A SP Agreement, not to dismiss any employee of members of the Disposal Group save for certain circumstances as set out in the "Letter from the Board" of the Circular.

Furthermore, the existing Disposal arrangement, being a management buyout, would provide a degree of familiarity and confidence to the existing employees of the Disposal Group, given the beneficial owner of the Purchaser is known by these employees.

h. Possible enhancement of NWS Shareholders' value

Based on our review of research reports issued by certain investment banks, we noted that NWS was perceived to be operating in businesses which are not particularly relevant to its core operations, such as property management, cleaning and guarding, financial services.

Each of these operations is relatively small in terms of contribution to the overall profitability to NWS Group and considered that most of them are not industry leaders. Further, given the diversity of the operations, the lack of operating details and growth prospects, the visibility of the earnings prospects for these operations is considered to be low. Such may significantly dampen the enthusiasm of industry orientated investors towards NWS and adversely affect the projected overall growth momentum of NWS.

In addition, we also noted from the aforesaid research reports that by divesting NWS's non-core business and focus its efforts on its core business segments should be viewed positively by the market. In turn, the more infrastructure-focused, NWS may attract more attention from industry orientated institutional and public investors and could therefore enhance the shareholders' value of NWS.

i. Our view

In summary, we have considered, including but not limited to, the following principal factors in relation to the Disposal:

(i) it is NWS's corporate strategy to consolidate its non-core businesses. The Disposal would allow NWS a better risk control on its core businesses and to capitalise returns from some of its non-core assets;

(ii) the future prospects of its infrastructure division which is the core business of the NWS Group;

(iii) the alternative options considered by NWS and NWD to divest the interest of NWS in the Disposal Group;

(iv) divestment through a group reorganisation exercise or discontinuation of significant business segments are likely to require significant management resources as well as involving sizeable redundancies;

(v) in view of the limitation in the marketability of the Disposal Group, the Disposal represents a unique opportunity;

(vi) the Purchaser has undertaken to use its reasonable endeavours and within a period of one year from the date of Completion of the Group A SP Agreement, not to dismiss any employee of members of the Disposal Group save for certain circumstances. The Disposal will be a relatively steady transition for the staff of the Disposal Group given their familiarity with Mr. Doo and Mr. Wong;

(vii) a sale to the Purchaser, being owned by Mr. Wong and Mr. Doo, could be negotiated more effectively and more expeditiously than with any other third parties, who would require a wider scope of vendor's warranties or protective covenants and undertakings;

(viii) the consideration is at a premium to the Adjusted NAV as at 31 March 2010;

(ix) the Disposal will give rise to a gain of approximately HK$0.3 billion upon Completion and the net cash inflow from the Disposal will strengthen the development of NWS Group's core businesses (please refer to the paragraph headed "6. Possible financial effect of the Disposal"); and

(x) the Disposal, if executed, would be further evidence to the market of NWS's ongoing effort to divest from its non-core business segments, such may send out positive signals to the market.

Given the above, we concur with the Board that the Disposal is in the interests of NWD and the Shareholders as a whole.

5. Principal terms of the Disposal

The Vendor, the Purchaser, Mr. Doo and Mr. Wong have entered into the Group A SP Agreement and the Group B SP Agreement on 11 June 2010 in respect of (i) the Group A Disposal at a consideration of HK$445.9 million; and (ii) the Group B Disposal at a consideration of HK$442.6 million (in an aggregate of HK$888.5 million, the "Consideration"). The Purchaser is owned as to 90% by Mr. Doo and 10% by Mr. Wong.

Principal terms of the Disposal are set out below:

5.1 Assets to be disposed of

(i) Group A Sale Shares, under the Group A SP Agreement; and

(ii) Group B Sale Shares, the engineering business of NWSE(PRC) and the contracts of property management in Hong Kong together with the entire economic risk and benefit for the operation of such property management contracts, under the Group B SP Agreement. NWSE(PRC), a company established in the PRC and a subsidiary of each of NWD and NWS, engages in the provision of mechanical and electrical engineering works for property projects in the PRC.

Information on Group A Companies and Group B Companies are set out in Table B "Summary information of the Disposal Group" above.

5.2 Consideration

a. Consideration for Group A Disposal

The consideration for the Group A Disposal is HK$445.9 million, which is to be paid by the Purchaser to the Vendor in the following manner:

- HK$44.59 million, being 10% of the consideration for the Group A Disposal, was paid by the Purchaser on the date of the signing of the Group A SP Agreement;

- the remaining balance of the consideration for the Group A Disposal is to be paid on the date of Completion of the Group A SP Agreement.

The consideration for the Group A Disposal was determined after arm's length negotiations between the Vendor and the Purchaser with reference to the Adjusted NAV of Group A of approximately HK$235.5 million.

b. Consideration for Group B Disposal

The consideration for the Group B Disposal is HK$442.6 million, which is to be paid by the Purchaser to the Vendor in the following manner:

- HK$44.26 million, being 10% of the consideration was paid on the date of the signing of the Group B SP Agreements;
- HK$309.82 million, being 70% of the consideration (the "Further Deposit") shall be paid within five business days after obtaining of Independent Shareholders' approval of both NWD and NWS to the Group B SP Agreement and the transaction contemplated thereunder; and
- the remaining balance of the consideration for Group B Disposal is to be paid on the date of Completion of the Group B SP Agreement.

The consideration for Group B Disposal was determined after arm's length negotiations between the Vendor and the Purchaser with reference to the Adjusted NAV of Group B of approximately HK$298.0 million.

c. Adjustment to consideration for the Group A Disposal and Group B Disposal

The consideration for the Group A Disposal and the Group B Disposal is to be reduced / increased by an amount equal to the amount of the audited consolidated net asset value of Group A and Group B (including any undistributed profits) respectively as at the Completion Accounts Date which is less than / in excess of the Adjusted NAV of Group A and Group B respectively. The Vendor shall refund to the Purchaser such amount in shortfall or the Purchaser shall pay to the Vendor such amount in excess.

d. Evaluation of the Consideration

For the purposes of evaluating the fairness and reasonableness of the Consideration, we have reviewed, among other things, (i) the Adjusted NAV of Group A and Group B and the financial results of Group A and Group B for the nine months ended 31 March 2010, (ii) audited financial statements of the principal subsidiaries of the Disposal Group for the financial period from FY 2006 to FY 2009, and (iii) the P/E ratios of historical transactions similar in nature to the Disposal, of listed companies in Hong Kong.

e. Comparable historical transactions of listed companies

The Consideration represents a P/E ratio of approximately 5.0 times of the Disposal Group's Adjusted Net Profit, being FY 2009 net profit of the Disposal Group after deducting non-recurring income and expenses, based on the information provided by management of NWS.

As part of our evaluation, we have reviewed certain historical transactions of NWS Group and of unlisted services companies under listed groups in Hong Kong, which operate in and derive a significant portion of their revenue from similar lines of businesses to the principal subsidiaries of the Disposal Group (the "Reviewed Listed Companies"), from 1 January 2008 to the date of the SP Agreements. A summary of our review setting out the details of these transactions, which are similar in nature to the Disposal, are set out in Table E below:

Table E: Comparable historical transactions

Name of listed Company	Date of announcement	Nature of transaction	P/E ratio *(approximately times)*
NWS	10 March 2009	Disposal of subsidiaries, principal activities of which is the provision of cleaning services	4.5[Note]
Synergis Holdings Limited *(stock code: 2340)*	3 October 2008	Disposal of 50% of a joint venture company, principal activities of which is the provision of property management services	5
Yau Lee Holdings Limited *(stock code: 406)*	27 March 2008	Acquisition of 100% issued share capital of Ryoden Engineering Company Limited	3.7
		Average	**4.4**
The Disposal		**Historical P/E ratio – FY 2009**	**5.0**

Note: Being the consideration of HK$34.5 million divided by the aggregate audited net profit after tax of approximately HK$7.7 million. The relevant information was extracted from the announcement of NWS dated 10 March 2009.

The P/E ratio of comparable historical transactions of the NWS Group and Reviewed Listed Companies, being consideration of the transaction divided by the historical earnings of the subject company, ranged from approximately 3.7 times to 5.0

times, the average of which were approximately 4.4 times. We noted that the historical P/E ratio for the Disposal, based on FY 2009 financial information, is within such range and above the average as set out in Table E above.

Given (i) a significant proportion of the Disposal Group's revenue was derived from contracts with NWD Group and its related parties, as set out in Table C "Revenue analysis of the Disposal Group" above; (ii) the inherent uncertainties with regard to the long term profitability of the Disposal Group as a majority of its contracts are on a relatively short term basis; and (iii) the possible negative impact of the enactment of the minimum wage bill on the prospects of the Disposal Group, we believe that potential purchasers may be unlikely to pay for the Disposal Group at or higher than the market average P/E ratio.

f. P/E ratios of listed companies

We are of the view that it would be inappropriate to compare the P/E ratio of the Disposal with those of the companies listed in Hong Kong, of which shares may be trading at a certain premium over private companies due to, among other factors, a readily available market for the shares to trade in, as well as the companies' intrinsic brand value and reputation.

g. Our view

Given (i) the above analysis; (ii) the Consideration will be settled fully in cash; and (iii) the mechanism for adjustment of consideration for the Disposal to reflect the movement in net asset value between the date of the Adjusted NAV and the Completion Accounts Date, we are of the view that the Consideration are fair and reasonable.

5.3 Arrangements following obtaining of the Independent Shareholders' approval but prior to Completion of the Group B SP Agreement

On the date of payment of the Further Deposit by the Purchaser (or such later date as the parties to the Group B SP Agreement may agree) and up to the date of Completion of the Group B SP Agreement (the "Management Period"), the businesses of Group B Companies and the Group B Members shall be managed and operated by the Purchaser (the "Business Operations") provided that such management and operation are, in the sole and absolute view of the Vendor, conducted in a manner consistent with past practices of the Group B Companies and the Group B Members, failing which, the Vendor shall have the absolute right to effect a forthwith termination of the Business Operations by the Purchaser by written notice to this effect. Details of the arrangements during the Management Period are set out in the "Letter from the Board" of the Circular.

Having taken into consideration that (i) an aggregate of 90% of the Consideration, which consists of the full amount of the consideration of the Group A Disposal and 80% of the consideration of the Group B Disposal, will be paid to NWS on commencement of the Management Period; and (ii) the indemnities to NWS provided by the Purchaser during the Management Period, we are of the view that the transfer of the management of Group B to

the Purchaser in the Management Period, which allows NWS to refocus its resources to its core businesses before Completion of Group B Disposal, is in the interests of NWD and the Shareholders as a whole.

5.4 Transitional arrangements for ensuring a smooth handover and transition of businesses following completion

a. Consultancy services to be provided by the Vendor

Pursuant to the Group A SP Agreement, the Vendor will provide advisory, consultancy, secretarial and technical support services (the "Consultancy Services") to members of the Disposal Group for a term of one year commencing from the date of Completion of the Group A SP Agreement at a fixed monthly fee of HK$100,000 payable to the Vendor for Consultancy Services of up to forty (40) working hours per month payable on the first business day of each month. All out-of-pocket expenses reasonably incurred by the Vendor in providing the Consultancy Services and working hours beyond the forty (40) working hours per month will be charged on an "as incurred" basis.

b. Bank Guarantees

In order to allow time for the Purchaser in obtaining fresh banking or other credit facilities for the operations of the Disposal Group following Completion of each of the SP Agreements, it is a term of each of the SP Agreements that the Bank Guarantees provided by member(s) of the NWS Group that are subsisting as at the respective dates of Completion of the SP Agreements are to remain in place for a period of 6 months from the said respective dates of Completion (or such longer period as may be agreed by the Vendor at its sole discretion) unless any of the Bank Guarantees shall have expired earlier according to their terms. For the provision of the Bank Guarantees, the Purchaser is to pay the Vendor a monthly maintenance fee of 1/12% on the aggregate amount of banking facilities granted to the Disposal Group and guaranteed by the Bank Guarantee as at the last day of a calendar month immediately preceding the date of payment of monthly fee of the next calendar month from and on the first business day of the 4th month after the respective dates of the Completion of the Group A SP Agreement and the Group B SP Agreement.

In view of (i) the Purchaser is to indemnify the Vendor from and against any claims and liabilities which the Vendor may incur out of anything done by the Vendor in respect of the Consultancy Services or as a result of any of the Bank Guarantees being enforced against the Vendor after the Completion; (ii) the fees in relation to the Consultancy Services and Bank Guarantees are to cover the expenses that may be incurred by NWS; (iii) the Consultancy Services and Bank Guarantees are to facilitate the smooth operations of the Disposal Group during the transitional period following Completion, we are of the view that the aforesaid fees in relation to the Consultancy Services and Bank Guarantees are in the interests of NWD and the Shareholders as a whole.

5.5 Other terms of the SP Agreements

a. Security from the Purchaser

It is a term of the Group B SP Agreement that the shareholder(s) of the Purchaser shall upon Completion of the Group A SP Agreement execute the Share Charge in favour of the Vendor as security for, among other, the obligations and liabilities of the Purchaser under or pursuant to the SP Agreements.

b. Undertakings by Mr. Doo, Mr. Wong and the Purchaser

Each of Mr. Doo and Mr. Wong has undertaken with the Vendor that, among other things, he shall not dispose his interest in the Purchaser, within a period of four years from the date of Completion of the Group A SP Agreement provided that none of the restrictions set out in the "Letter from Board" of the Circular shall apply.

Details of the above terms are set out in the "Letter from the Board" in the Circular. We have reviewed these terms and consider that these terms are no less favourable to NWS than terms available from independent third parties.

5.6 Completion

The SP Agreements shall take place on the fifth business day next following the day of fulfilment of all of the conditions precedent set out in the respective SP Agreement, or such later date as the parties to the SP Agreements may agree.

We noted that the Long Stop Date in respect of (i) the Group A SP Agreement is on 30 September 2010 and (ii) the Group B SP Agreement is on 31 July 2011 (or such later date the parties to the relevant SP Agreement may agree in writing). We understand from the management of NWS that the relatively lengthy Long Stop Date in respect of the Group B Disposal is largely due to, being one of the conditions precedent to the Group B Disposal, the need for the Vendor to obtain the full and unconditional release and discharge of the performance guarantees given by a member of the NWS Group in favour of third parties guaranteeing the performance and discharge of obligations and liabilities of certain members of Group B.

Given that (i) an aggregate of 90% of the Consideration, which consists of the full amount of the consideration of the Group A Disposal and 80% of the consideration of the Group B Disposal, will be paid to NWS within five business days after obtaining of Independent Shareholders' approval of both NWD and NWS to the Group B SP Agreement, which is expected to be in July 2010; and (ii) the indemnities and the Share Charge to be provided by the Purchaser and the shareholders of the Purchaser, respectively, we are of the view that the lengthy Long Stop Date of the Group B SP Agreement (i.e. 31 July 2011) is in the interests of NWD and the Shareholders as a whole.

Immediately following Completion of each of the Group A SP Agreement and the Group B SP Agreement, there will be continuing or recurring transactions for existing and/or new contracts between certain members of Group A and Group B on the one hand and certain members of the NWD Group on the other hand. These transactions will constitute continuing connected transactions of NWD.

We understand from the Board that NWD will comply with the requirements of the relevant Listing Rules, including but not limited to, ensuring that (i) these continuing connected transactions to be entered into are in the ordinary and usual course of business of NWD, and on normal commercial terms or terms no less favourable to or from independent third parties, (ii) these terms are fair and reasonable and in the interests of NWD and the Shareholders as a whole, and (iii) the relevant disclosure requirements and/or independent shareholders' approval in respect of these continuing connected transactions are complied with, where applicable. Further announcement will be made by NWD as and when appropriate in accordance with the requirements of the Listing Rules.

6. Possible financial effects as a result of the Disposal

a. Profits and net assets

Upon Completion, members of the Disposal Group will cease to be subsidiaries of NWD and their financial results will no longer be consolidated into the NWD Group's financial results.

NWS estimated an unaudited gain to be derived from the Group A Disposal and the Group B Disposal would amount to approximately HK$0.2 billion and HK$0.1 billion respectively.

Subject to audit, the expected unaudited gain from the Group A Disposal (net of related expenses and taxes) mainly represents the difference between the amount of the consideration for the Group A Disposal (assuming no adjustment of the consideration pursuant to the terms of the Group A SP Agreement) and the Adjusted NAV of Group A of approximately HK$235.5 million. The expected unaudited gain from the Group B Disposal (net of related expenses and taxes) represents the difference between the amount of the consideration for the Group B Disposal (assuming no adjustment of the consideration pursuant to the terms of the Group B SP Agreement) and the Adjusted NAV of Group B of approximately HK$298.0 million.

The consolidated net assets value of NWD would be increased upon Completion. As at 31 December 2009, NWD Group had net assets of approximately HK$104,466.5 million.

b. Working capital

Based on NWD's interim report for the six months ended 31 December 2009, NWD had an unaudited consolidated cash and bank balances of approximately HK$24,689.2 million and has a gearing ratio of approximately 21.7%, being net debt divided by total equity. Upon Completion, the cash position of NWD Group is expected to be further enhanced.

VI. RECOMMENDATION

Having considered the principal factors and reasons as set out above, in particular, the Disposal is the stated corporate strategy of NWS to consolidate its non-core businesses to enhance shareholders' value, we are of the opinion that the Disposal is in the interests of NWD and the Shareholders as a whole and the terms of the SP Agreements are on normal commercial terms and fair and reasonable so far as the Independent Shareholders of NWD are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders of NWD to vote in favour of the ordinary resolution in respect of the Disposal to be proposed at the EGM.

Yours faithfully
For and on behalf of
Access Capital Limited
Alexander Tai
Principal Director

1. RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2. DIRECTORS' INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the shares or underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he was deemed or taken to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(I) Long positions in shares

	Number of shares				
	Personal interests	**Family interests**	**Interests of controlled corporation**	**Total**	**Approximate % of shareholding**
The Company (Ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	–	300,000	–	300,000	0.01
Dr. Sin Wai-Kin, David	4,727,287	47,098	–	4,774,385	0.12
Mr. Leung Chi-Kin, Stewart	134,538	–	–	134,538	0.00
Mr. Chow Kwai-Cheung	56,087	–	–	56,087	0.00
Mr. Ho Hau-Hay, Hamilton	–	–	439,177[1]	439,177	0.01
Mr. Liang Cheung-Biu, Thomas	5,215	–	–	5,215	0.00
Ms. Ki Man-Fung, Leonie	60,000	–	–	60,000	0.00
Dragon Fortune Limited (ordinary shares of US$1.00 each)					
Mr. Cheng Kar-Shing, Peter	–	–	15,869[2]	15,869	27.41
HH Holdings Corporation (ordinary shares of HK$1.00 each)					
Dr. Sin Wai-Kin, David	42,000	–	–	42,000	7.00
Mega Choice Holdings Limited (in liquidation) (ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	–	–	420,585,070[3]	420,585,070	34.61

	Number of shares				
	Personal interests	Family interests	Interests of controlled corporation	Total	Approximate % of shareholding
New World China Land Limited (ordinary shares of HK$0.10 each)					
Dr. Cheng Kar-Shun, Henry	18,750,000	2,925,000	78,406,800[(4)]	100,081,800	1.74
Mr. Leung Chi-Kin, Stewart	790,000	–	–	790,000	0.01
Mr. Chow Kwai-Cheung	126	–	–	126	0.00
Mr. Lee Luen-Wai, John	83,600	–	–	83,600	0.00
Ms. Ki Man-Fung, Leonie	30,000	–	–	30,000	0.00
New World Department Store China Limited (ordinary shares of HK$0.10 each)					
Mr. Cheng Chi-Kong, Adrian	–	–	1,107,000[(5)]	1,107,000	0.07
Ms. Ki Man-Fung, Leonie	20,000	–	–	20,000	0.00
NWS (ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	9,179,199	–	8,000,000[(4)]	17,179,199	0.79
Dr. Sin Wai-Kin, David	3,281	31	16,995,745[(6)]	16,999,057	0.78
Mr. Liang Chong-Hou, David	164	–	–	164	0.00
Mr. Cheng Kar-Shing, Peter	217,729	–	3,214,177[(7)]	3,431,906	0.16
Mr. Leung Chi-Kin, Stewart	2,202,351	–	–	2,202,351	0.10
Mr. Chow Kwai-Cheung	8,889	–	–	8,889	0.00
Ms. Ki Man-Fung, Leonie	10,000	–	–	10,000	0.00
Sun City Holdings Limited (ordinary shares of HK$1.00 each)					
Mr. Cheng Kar-Shing, Peter	–	80,000	3,570,000[(8)]	3,650,000	45.63
Sun Legend Investments Limited (ordinary shares of HK$1.00 each)					
Mr. Cheng Kar-Shing, Peter	–	–	500[(9)]	500	50.00
YE Holdings Corporation (ordinary shares of HK$1.00 each)					
Mr. Leung Chi-Kin, Stewart	37,500	–	–	37,500	1.50

Notes:

(1) These shares are beneficially-owned by a company in which Mr. Ho Hau-Hay, Hamilton owns 40% of its issued share capital.

(2) 4,102 shares are held by a company wholly-owned by Mr. Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr. Cheng Kar-Shing, Peter is deemed to be interested in 45.63% of its issued share capital.

(3) These shares are beneficially-owned by companies which are wholly-owned by Dr. Cheng Kar-Shun, Henry.

(4) These shares are beneficially-owned by a company which is wholly-owned by Dr. Cheng Kar-Shun, Henry.

(5) These shares are beneficially-owned by a company which is wholly-owned by Mr. Cheng Chi-Kong, Adrian.

(6) These shares are beneficially-owned by a company which is jointly-owned by Dr. Sin Wai-Kin, David and his spouse.

(7) These shares are beneficially-owned by a company which is wholly-owned by Mr. Cheng Kar-Shing, Peter.

(8) These shares are held by a company of which Mr. Cheng Kar-Shing, Peter has an indirect interest of 49.58%.

(9) Mr. Cheng Kar-Shing, Peter is deemed to be interested in these shares by virtue of his interests in Sun City.

(II) Long positions in underlying shares – share options

(i) *the Company*

		Number of share options outstanding as at the Latest Practicable Date with exercise price per share of HK$17.654		
Name of Director	**Grant date**	**Exercisable period** *(Note 1)*	**Exercisable period** *(Note 2)*	**Total**
Dato Dr. Cheng Yu-Tung	19 March 2007	36,710,652	–	36,710,652
Dr. Cheng Kar-Shun, Henry	19 March 2007	36,710,652	–	36,710,652
Dr. Sin Wai-Kin, David	19 March 2007	301,731	–	301,731
Mr. Liang Chong-Hou, David	19 March 2007	301,731	–	301,731
Mr. Yeung Ping-Leung, Howard	19 March 2007	301,731	–	301,731
Dr. Cha Mou-Sing, Payson	19 March 2007	301,731	–	301,731
Mr. Cheng Kar-Shing, Peter	19 March 2007	201,153	1,206,925	1,408,078
Mr. Leung Chi-Kin, Stewart	19 March 2007	35,704,880	–	35,704,880
Mr. Chow Kwai-Cheung	19 March 2007	–	1,206,925	1,206,925
Mr. Ho Hau-Hay, Hamilton	19 March 2007	201,153	–	201,153
Mr. Lee Luen-Wai, John	19 March 2007	301,731	–	301,731
Mr. Liang Cheung-Biu, Thomas	19 March 2007	201,153	–	201,153
Mr. Cheng Chi-Kong, Adrian	19 March 2007	–	502,885	502,885
Ms. Ki Man-Fung, Leonie	19 March 2007	–	1,005,770	1,005,770

Notes:

(1) From 19 March 2007 to 18 March 2012.

(2) Divided into 5 tranches exercisable from 19 March 2007, 19 March 2008, 19 March 2009, 19 March 2010 and 19 March 2011 respectively to 18 March 2012.

(3) The cash consideration paid by each of the Directors for the grant of the share options is HK$10.

(ii) New World China Land Limited

Name of Director	Date of grant	Exercisable period *(Note)*	Number of share options	Exercise price per share *HK$*
Dr. Cheng Kar-Shun, Henry	7 January 2008	(1)	2,238,806	6.228
	29 December 2008	(3)	1,791,045	1.340
Mr. Cheng Kar-Shing, Peter	7 January 2008	(1)	895,522	6.228
	29 December 2008	(3)	727,612	1.340
Mr. Leung Chi-Kin, Stewart	7 January 2008	(1)	223,882	6.228
	29 December 2008	(3)	127,910	1.340
Mr. Chow Kwai-Cheung	7 January 2008	(1)	223,882	6.228
	29 December 2008	(3)	167,910	1.340
Mr. Lee Luen-Wai, John	7 January 2008	(1)	335,821	6.228
	29 December 2008	(3)	252,221	1.340
Mr. Cheng Chi-Kong, Adrian	25 July 2006	(2)	371,194	2.559
	7 January 2008	(1)	1,679,104	6.228
	29 December 2008	(3)	1,343,284	1.340

Notes:

(1) Divided into 3 tranches exercisable from 8 February 2008, 8 February 2009 and 8 February 2010 respectively to 7 February 2011.

(2) Divided into 5 tranches exercisable from 26 August 2006, 26 August 2007, 26 August 2008, 26 August 2009 and 26 August 2010 respectively to 25 August 2011.

(3) Divided into 4 tranches exercisable from 30 January 2009, 30 January 2010, 30 January 2011 and 30 January 2012 respectively to 29 January 2013.

(4) The cash consideration paid by each of the above Directors for each grant of share options is HK$10.

(iii) New World Department Store China Limited

Name of Director	Date of grant	Exercisable period *(Note)*	Number of share options	Exercise price per share *HK$*
Dr. Cheng Kar-Shun, Henry	27 November 2007	(1)	1,000,000	8.66
Mr. Cheng Chi-Kong, Adrian	27 November 2007	(1)	500,000	8.66

Notes:

(1) Divided into 5 tranches exercisable from 27 November 2008, 27 November 2009, 27 November 2010, 27 November 2011 and 27 November 2012 respectively to 26 November 2013, provided that the maximum number of share options that can be exercised during each anniversary year is 20% of the total number of share options granted together with any unexercised share options carried forward from the previous anniversary years.

(2) The cash consideration paid by each of the above Directors for the grant of share options is HK$1.

(iv) NWS

Name of Director	Date of grant	Exercisable period *(Note)*	Number of share options	Exercise price per share *HK$*
Dr. Cheng Kar-Shun, Henry	21 August 2007	(1)	3,026,828	16.055

Notes:

(1) 40% of the share options are exercisable from 21 August 2008 to 20 August 2012 while the remaining 60% of the share options are divided into 3 tranches exercisable from 21 August 2009, 21 August 2010 and 21 August 2011 respectively to 20 August 2012.

(2) The cash consideration paid by the above Director for the grant of share options is HK$10.

(III) Long positions in underlying shares – debentures

Fita International Limited ("Fita")

Name of Director	Amount of debentures in USD issued by Fita				Approximate% to the total amount of debentures in issue as at the Latest Practicable Date
	Personal interests	Family interests	Corporate interests	Total	
Mr. Lee Luen-Wai, John	1,000,000	1,000,000	–	2,000,000	0.27

(b) Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions in which they were deemed or taken to have under such provisions of the SFO), or which are required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, to be notified to the Company and the Stock Exchange.

(c) Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any asset which have since 30 June 2009, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

(d) Pursuant to an agreement dated 5 August 1993 (the "Agreement") made between Hotel Property Investments (B.V.I.) Limited ("HPI") and Renaissance Hotel Holdings (B.V.I.) Limited, both being former subsidiaries of the Group, and CTF Holdings Limited ("CTFHL"), HPI agreed to pay CTFHL an annual fee in accordance with the terms of the Agreement. The Agreement was assigned to New World Hotels (Holdings) Limited, a subsidiary of the Group, on 25 July 1997. Dr. Cheng Kar-Shun, Henry, Director, is interested in this transaction to the extent that he has beneficial interests in CTFHL.

Save for the Agreement, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which is significant in relation to the business of the Group.

3. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, so far as is known to the Directors, the interests of substantial shareholders (as defined in the Listing Rules) in the shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in Shares

	Number of shares held			
Name	**Beneficial interests**	**Interests of controlled corporation**	**Total**	**Approximate % of shareholding**
Cheng Yu Tung Family (Holdings) Limited ("CYTFH")[(1)]	–	1,568,287,585	1,568,287,585	40.03
Centennial Success Limited ("Centennial")[(2)]	–	1,568,287,585	1,568,287,585	40.03
Chow Tai Fook Enterprises Limited ("CTF")[(3)]	1,421,215,155	147,072,430	1,568,287,585	40.03

Notes:

(1) CYTFH holds 51% direct interest in Centennial and is accordingly deemed to have an interest in the shares deemed to be interested by Centennial. Each of Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter is also a director of CYTFH.

(2) Centennial holds 100% direct interest in CTF and is accordingly deemed to have an interest in the shares interested by or deemed to be interested by CTF. Each of Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Mr. Cheng Kar-Shing, Peter and Mr. Cheng Chi-Kong, Adrian is also a director of Centennial.

(3) CTF together with its subsidiaries. Each of Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Mr. Cheng Kar-Shing, Peter, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng is also a director of CTF.

(b) As at the Latest Practicable Date, so far as is known to the Directors and save as disclosed in this Circular, the following entities, other than a Director or chief executive of the Company or a member of the Group, were directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Group:

Name of entity	Name of member of the Group	Approximate % of interest held
Aldburg Assets Limited	Coral Business Inc.	12.50
Asean Giant Limited	Gold Return Resources Ltd.	10.00
Asian East Worldwide Limited	Guangzhou Northring Freeway Company Limited	24.30
Beijing Zirancao Advertising Co., Ltd.	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	25.00
Bioforte (Hong Kong) Environmental Engineering And Technology Company Limited	BioEnviroLink Technologies Limited	30.00
Bolo Ltd	Bright Moon Company Limited	25.00
Changzhi City Changda Highway Development Company	Shanxi Xinda Highways Ltd.	40.00
Changzhi City Changda Highway Development Company	Shanxi Xinhuang Highways Ltd.	40.00
Chow Tai Fook Enterprises Limited	Advance Planner Limited	40.00
Chow Tai Fook Enterprises Limited	Beames Holdings Limited	36.00
Chow Tai Fook Enterprises Limited	Crimson Company Limited	37.00
Chow Tai Fook Enterprises Limited	HH Holdings Corporation	12.00
Dalian Commercial Network Construction and Development Company	Dalian New World Plaza International Co., Ltd.	12.00
Dr. Ren Keyong	NoveMed Group Ltd.	20.00
Ever Global Investment Limited	Autowin Limited	30.00
Fast Choice Investments Limited	Winner World Group Limited	20.00
Fung Seng Diamond Co Ltd	Silver Bloom Company Limited	10.00
Fung Seng Diamond Co Ltd	Ultra Force Limited	20.00
Gaintek Development Limited	Better Rich Development Limited	30.00
Ginza Assets Ltd	Rich Apple Developments Limited	49.99
Golden Sphere Investments Limited	New Hope Limited	15.00
Good Step Profits Limited	Well Phase International Limited	20.00
Grand Business Development Limited	北京新世界威邁特高新技術有限公司	45.00
Grand Choice Profits Limited	Gold Return Resources Ltd.	10.00
Guangxi Wuzhou Heng Tong Development Ltd.	Wuzhou Xinwu Highways Limited	40.00
Guangxi Yulin City Heng Tong Ltd.	Guangxi Yulin Xinye Highways Co., Ltd.	40.00

Name of entity	Name of member of the Group	Approximate % of interest held
Guangxi Yulin Yu Shieh Ltd.	Guangxi Yulin Xinyu Highways Co., Ltd.	40.00
Guangzhou Yongtong Freeway Company Ltd.	Guangzhou Northring Freeway Company Limited	10.41
Gujiao Highway-Bridge Development & Construction Company	Taiyuan Xinyuan Highways Limited	40.00
Hainan Zhonghong Investments Company Limited	New World Zhonghong Property Co., Ltd.	30.00
Hing Pang Petroleum Chemicals (H.K.) Limited	Chengdu Xinyi Real Estate Development Co., Ltd.	20.00
Honor Fidelity Ltd	Dominion 2000 Limited	30.00
Hotspring Ltd	Easlin Corporation	20.00
Huamei Wealth (Beijing) International Property Investment Co., Ltd.	Beijing Dongfang Huamei Real Estate Development Co., Ltd.	25.00
Huasheng Audio & Video Publishing House	Beijing Jingdun Xintong Movie and TV Culture Co., Ltd.	25.00
Infinity Regent Inc.	Milestone Overseas Limited	16.67
Intex Shanghai Company Limited	Hong Kong-Shanghai Venue Management (Zhengzhou) Limited	30.00
Ji Lee Company Limited	Hong Kong Jing-Guang Development Limited	18.00
Kly (Nominees) Ltd	Super Value Development Limited	20.00
Kly (Nominees) Ltd	Top Flash Investments Limited	20.00
Lai Sun Development Company Limited	Easlin Corporation	20.00
Leader Civil Engineering Corporation Limited	Hip Hing – Leader JV Limited	33.33
Longreach Shipping Limited	Mass Profits Limited	20.00
Lucky Flow Limited	New World ZGM Limited	15.00
Lucky Flow Limited	Keenwise Technology Limited	15.00
Magic Pioneer Limited	Two-Way Communications Limited	10.00
Melbourne Enterprises Limited	Billion Park Investment Limited	14.29
Merino Holdings Limited	New World ZGM Limited	20.00
Mr. Li Chau-Ming, Peter	Apex-Pro Systems Limited	14.90

Name of entity	Name of member of the Group	Approximate % of interest held
Mr. Philip Yuen	Henry Bon Enterprises Company Limited	10.00
Ms. Carmen Leung	Henry Bon Enterprises Company Limited	10.00
Ms. Cheung Sau-Lin	Success Concept Investments Limited	15.00
Ms. Yao Baozhen	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	25.10
Open Door Investments Ltd	Realistic Reward Limited	30.00
Panion Holdings Ltd.	NoveMed Group Ltd.	15.00
Polarway Investment Ltd	Highness Land Investment Company Limited	40.00
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 2 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 3 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 4 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 5 Limited	10.00 *(Note)*
Shenyang Zhengju Enterprises Ltd.	New World (Shenyang) Property Development No. 6 Limited	10.00 *(Note)*
Space Enterprises Limited	Mega Choice Holdings Limited (in liquidation)	24.25
Sparkle Spirit Limited	Milestone Overseas Limited	16.67
Stanford Ocean Limited	Two-Way Communications Limited	10.00
Surely Limited	Mega Choice Holdings Limited (in liquidation)	10.35
Tacko Hotel (Zhanjiang) Ltd	New World Tacko (Xian) Limited	30.00
Taiyuan Tongtai Industry & Commerce General Company	Taiyuan Xintai Highways Limited	40.00
Tenswin Limited	Boxwin Limited	16.58
Terminal Link	NWS Ports Limited	36.40

Name of entity	Name of member of the Group	Approximate % of interest held
Tianjin Expressway Group Co., Ltd.	Tianjin Xindi Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinlong Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinlu Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinming Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinqing Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinquan Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinsen Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinshi Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinsi Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xintong Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xintuo Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinxiang Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinyan Expressway Co., Ltd.	33.38
Tianjin Expressway Group Co., Ltd.	Tianjin Xinzhan Expressway Co., Ltd.	33.38
Wah Tai Company Limited	Silver Bloom Company Limited	20.00
Weatbest Investments Limited	Right Choice International Limited	35.00
Winteam Holdings Limited	China Step Limited	30.00
Wiseful Engineering Group Limited	Kentfull Engineering Company Limited	40.00
云南药材有限公司	云南新云三七產業有限公司	14.00
北京市萬勝全物業管理中心	Beijing Kiu Lok Property Management Services Co., Ltd.	40.00
北京商建房地產開發有限公司	北京新世界商建房地產開發有限公司	10.00
北京崇遠投資經營公司	北京新世界物業管理有限公司	11.90
北京極致通達傳媒廣告有限公司	Beijing Xintong Media & Advertising Co., Ltd.	17.14

Name of entity	Name of member of the Group	Approximate % of interest held
北京勵升豪廷房地產顧問有限公司	北京新世界商建房地產開發有限公司	15.00
成都深港石化有限公司	Chengdu Xinyi Real Estate Development Co., Ltd.	20.00
佛山市高明區恒建交通投資管理有限公司	Foshan Gaoming Xinming Bridge Company Limited	49.00
武漢市國營漢口魚場	Wuhan Xinhan Development Co., Limited	30.00 *(Note)*
武漢武建鼎安安裝工程有限公司	Trihan Engineering (Wuhan) Company Limited	49.00
珠海國際經濟技術合作公司	珠海市景福工程有限公司 (In members' voluntary liquidation)	20.00
國土資源部珠寶玉石首飾管理中心	Beijing Xintong Sinologue Media & Advertising Co., Ltd.	20.00
貴陽市南明區金水食府	Guiyang Jinyang Heng Tai Catering Investment Co., Ltd	16.67
廣州市機電安裝公司	Triguang Engineering (Guang Zhou) Company Limited (In members' voluntary liquidation)	49.00
廣東番禺交通建設投資有限公司	廣州市東新高速公路有限公司	49.00
廣盛華僑(大亞灣)房產開發有限公司	惠州市廣新房地產開發有限公司	30.00

Note: referred to the profit sharing ratio as set out in the relevant co-operative joint venture contract.

(d) Save as disclosed above, so far as is known to the Directors, there was no other person who as at the Latest Practicable Date had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, had a direct or indirect interests amounting to 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group, other than contracts expiring or terminable by the employer within one year without payment of compensation other than statutory compensation.

5. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, none of the Directors was aware of any material adverse change in the financial or trading position of the Group since 30 June 2009 (being the date to which the latest published audited financial statements of the Group were made up).

6. COMPETING INTEREST

As at the Latest Practicable Date, according to the Listing Rules, the following Directors had interests in the following businesses which were considered to compete or were likely to compete, either directly or indirectly, with the businesses of the Group other than those businesses where the Directors were appointed as Directors to represent the interests of the Company and/or the Group:

	Businesses which were considered to compete or likely to compete with the businesses of the Group		Nature of interest of the Director in the entity
Name of Director	**Name of entity**	**Description of business**	
Dato' Dr. Cheng Yu-Tung	Shun Tak Holdings Limited ("Shun Tak") group of companies	Property investment and development, ferry services and hotel related services	Director
	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Melbourne Enterprises Limited ("Melbourne") group of companies	Property investment	Director
	Lifestyle International Holdings Limited ("Lifestyle") group of companies	Department stores operations and property investment	Director
Dr. Cheng Kar-Shun, Henry	International Entertainment Corporation group of companies	Hotel operations	Director
	CTF group of companies	Property investment and development, hotel operations and transport	Director
	HKR International Limited ("HKR") group of companies	Property investment and development and property management	Director
	Lifestyle group of companies	Department stores operations and property investment	Director

	Businesses which were considered to compete or likely to compete with the businesses of the Group		
Name of Director	Name of entity	Description of business	Nature of interest of the Director in the entity
Dr. Sin Wai-Kin, David	Miramar Hotel and Investment Company, Limited ("Miramar") group of companies	Property investment and development and hotel operations	Director
Mr. Yeung Ping-Leung, Howard	Miramar group of companies	Property investment and development and hotel operations	Director
Dr. Cha Mou-Sing, Payson	HKR group of companies	Property investment and development and property management	Director and shareholder
	Hanison Construction Holdings Limited group of companies	Construction, property investment and development	Director and shareholder
Mr. Cheng Kar–Shing, Peter	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Long Vocation Investments Limited group of companies	Property investment	Director and shareholder
Mr. Chow Kwai-Cheung	Flying Dragon Properties Limited	Property investment	Director and shareholder
	Asia Leisure Development Co. Ltd.	Property development	Director
Mr. Cha Mou-Zing, Victor	HKR group of companies	Property investment and development and property management	Director and shareholder
	Hanison Construction Holdings Limited group of companies	Construction, property investment and development	Shareholder
Mr. Ho Hau-Hay, Hamilton	Honorway Investments Limited	Property development and investment	Director and shareholder
	Tak Hung (Holding) Company Limited	Property development and investment	Director and shareholder
Mr. Lee Luen-Wai, John	Lippo Limited	Property investment, development and management	Director
	Lippo China Resources Limited	Property investment, development and management	Director
	Hongkong Chinese Limited	Property investment, development and management	Director
Mr. Liang Cheung-Biu, Thomas	Bermuda Investments Limited	Property investment	Director
	Greenwich Investors Limited	Property investment	Director
	Lambda Enterprises Limited	Property management	Director
	Miramar group of companies	Property investment and development and hotel operations	Director

Name of Director	Businesses which were considered to compete or likely to compete with the businesses of the Group		Nature of interest of the Director in the entity
	Name of entity	Description of business	
Mr. Cheng Chi-Kong, Adrian	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Grandhope Properties Limited	Property investment	Director and shareholder
	Cheung Hung Development (Holdings) Limited	Property investment and development	Director
	International Entertainment Corporation group of companies	Hotel operations	Director
Mr. Cheng Chi-Heng	CTF group of companies	Property investment and development, hotel operations and transport	Director
	Cheung Hung Development (Holdings) Limited	Property investment and development	Director

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and their respective associates was considered to have interest in any business apart from the business of the Group, which competes or is likely to compete, either directly or indirectly, with that of the Group.

As the Board is independent of the boards of the above-mentioned entities and none of the above Directors can control the Board, the Group is therefore capable of carrying on its businesses independently of, and at arm's length from the businesses of these entities.

7. EXPERT AND CONSENT

The following sets out the qualifications of the expert who has been named in this Circular:

Name	Qualifications
Access Capital	a corporation licensed to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

Access Capital has given and have not withdrawn its written consents to the issue of this Circular with the inclusion herein of its letter and references to its name, in the form and context in which they respectively appear.

As at the Latest Practicable Date, Access Capital did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

As at the Latest Practicable Date, Access Capital did not have any interest, direct or indirect, in any assets which since 30 June 2009, the date to which the latest published audited financial statements of the Company were made up, had been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. MISCELLANEOUS

(a) The English text of this Circular and the enclosed proxy form shall prevail over the Chinese text.

(b) The registered office of the Company is situated at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the principal place of business in Hong Kong of the Company at 30th Floor, New World Tower, 18 Queen's Road Central, Hong Kong from the date of this Circular up to and including the date of the EGM and at the EGM:

(a) the "Letter from the Independent Board Committee" as set out in this Circular;

(b) the "Letter from Access Capital" as set out in this Circular;

(c) the SP Agreements; and

(d) this Circular.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of New World Development Company Limited (the "Company") will be held at Meeting Room S421 (Harbour Road Entrance), Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 20 July 2010 at 11:30 a.m. for the purpose of considering and, if thought fit, with or without amendments, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT

(a) the Disposal (as defined in the circular of the Company dated 2 July 2010 (the "**Circular**") despatched to the shareholders of the Company of which this notice forming part) pursuant to the terms and conditions of the SP Agreements (as defined in the Circular) together with all the transactions contemplated thereby be and are hereby confirmed, ratified and approved;

(b) the directors of the Company (the "**Directors**") be and are hereby authorised, for and on behalf of the Company, to take all steps necessary, desirable or expedient in their opinion to implement and/or give effect to the Disposal and all transactions contemplated thereunder in accordance with the terms and conditions of the SP Agreements and all other matters incidental thereto or in connection therewith; and

(c) the Directors be and are hereby authorised, for and on behalf of the Company, to execute all such other documents, instruments and agreements and to do all such acts or things deemed by them to be incidental to, ancillary to or in connection with the matters contemplated under the SP Agreements and to make such variation, amendment and waiver of any matters relating thereto or in connection therewith which in the opinion of the Directors is not of a material nature and is in the interests of the Company."

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 2 July 2010

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's share registrar, Tricor Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the meeting or any adjournment thereof (as the case may be).

3. Delivery of an instrument appointing a proxy should not preclude member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. In the case of joint holders of a share, any one of such joint holders may vote at the above meeting, either in person or by proxy, in respect of such share as if he/she/it were solely entitled thereto. If more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. Voting on the above resolution will be taken by poll.

6. The translation into Chinese language of this notice is for reference only. In case of any inconsistency, the English version shall prevail.

7. As at the date of this notice: (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30/06/2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: New World Development Company Limited

Date Submitted: 06/07/2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 0017 Description : Ordinary Shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	10,000,000,000	HK$1.00	HK$10,000,000,000
Increase/(decrease)	Nil		Nil
Balance at close of the month	10,000,000,000	HK$1.00	HK$10,000,000,000

(2) Stock code : Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : ____________ Description : ________________________________

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : ____________ Description : ________________________________

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : **HK$10,000,000,000**

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	3,900,653,205	N/A	N/A	N/A
Increase/ (decrease) during the month	17,335,342	N/A	N/A	N/A
Balance at close of the month	3,917,988,547	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. Share Option Scheme adopted on (24 /11/2006) Ordinary shares *(Note 1)*	Nil	Nil	Nil	603,462	Nil	127,374,741
2. N/A (/ /) shares *(Note 1)*						
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Total funds raised during the month from exercise of options (State currency) Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) __________

(Preference shares) __________

(Other class) __________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Convertible Bonds issued by Sherson Limited due 2014	HKD	6,000,000,000	Nil	6,000,000,000	Nil	224,014,336
Stock code (if listed) N/A						
Class of shares issuable *(Note 1)* Ordinary						
Subscription price HKD26.784						
EGM approval date (if applicable) (dd/mm/yyyy)) (/N/A/)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) Nil
(Preference shares) N/A
(Other class) N/A

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. (/ /) shares *(Note 1)*		
2. (/ /) shares *(Note 1)*		
3. (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
4. Bonus issue		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency HKD	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	Ordinary (02/06/2010) (- / - / -)	17,335,342	Nil
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)		
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)		
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)		

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	______	______
		Total E. (Ordinary shares) (Preference shares) (Other class)	17,335,342 N/A N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	17,335,342
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Nil

Submitted by: Leung Chi Kin

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 0017)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolution approving the Disposal was duly passed by way of poll by the Independent Shareholders at the EGM held on 20 July 2010.

Reference is made to the circular of the Company dated 2 July 2010 (the "**Circular**") regarding the Disposal. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless otherwise specified herein.

The Board is pleased to announce that the resolution (the "**Resolution**") approving the Disposal was duly passed by the Independent Shareholders by way of poll as an ordinary resolution (with more than 50% of the votes cast for the Resolution) at the EGM held on 20 July 2010.

Tricor Tengis Limited, the share registrar of the Company, was appointed as the scrutineer for the vote-taking at the EGM. The poll results for the Resolution were as follows:

Ordinary Resolution (Note 1)	**Number of Votes (%)** (Note 2)	
	For	**Against**
To approve the Disposal pursuant to the terms and conditions of the SP Agreements and all the transactions contemplated thereunder.	1,423,673,987 (96.82%)	46,750,629 (3.18%)

Notes: 1. The full text of the Resolution is set out in the notice of the EGM dated 2 July 2010.

2. The number of votes and percentage are based on the total number of Shares held by the Independent Shareholders who voted at the EGM in person or by proxy or corporate representative.

As at the date of the EGM, there were a total of 3,917,988,547 Shares in issue. So far as the Directors are aware, the Purchaser, Mr. Doo, Mr. Wong and their respective associates who, in aggregate, held 1,569,707,585 Shares, representing approximately 40.06% of the issued share capital of the Company as at the date of the EGM, were required to abstain and did abstain from voting on the Resolution at the EGM. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM was 2,348,280,962 Shares. None of the Shareholders was entitled to attend and vote only against the Resolution at the EGM.

By Order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 20 July 2010

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. Cheng Yu-Tung, Dr. Cheng Kar-Shun, Henry, Dr. Sin Wai-Kin, David, Mr. Liang Chong-Hou, David, Mr. Leung Chi-Kin, Stewart, Mr. Cheng Chi-Kong, Adrian and Mr. Cheng Chi-Heng; (b) the non-executive directors of the Company are Mr. Cheng Kar-Shing, Peter, Mr. Chow Kwai-Cheung, Mr. Liang Cheung-Biu, Thomas and Ms. Ki Man-Fung, Leonie; and (c) the independent non-executive directors of the Company are Mr. Yeung Ping-Leung, Howard, Dr. Cha Mou-Sing, Payson (alternate director to Dr. Cha Mou-Sing, Payson: Mr. Cha Mou-Zing, Victor), Mr. Ho Hau-Hay, Hamilton and Mr. Lee Luen-Wai, John.